SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated September 22, 2004

                           Commission File No. 1-14838
                                 _______________

                                     Rhodia
                              (Name of Registrant)


                           26, quai Alphonse Le Gallo
                           92512 Boulogne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
                                 _______________

               Indicate by check mark whether the registrant files
                   or will file annual reports under cover of
                             Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

           Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby
                        furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

  Enclosures: Rhodia's operating and financial review and prospects for the first half of 2004; interim unaudited consolidated information as of June 30, 2004; and ratio of earnings to fixed charges.

   Incorporated by reference into Rhodia's Registration Statements on Form F-4
                      (Reg. No. 333-107379 and 333-116215)

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our condensed consolidated financial statements and the notes thereto for the six months ended June 30, 2004, attached hereto; and our annual consolidated financial statements for the three years ended and at December 31, 2003 ("Consolidated Financial Statements") and "Item 5. Operating and Financial Review and Prospects" in our annual report for the year ended December 31, 2003 on Form 20-F ("Form 20-F"). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections "--Recent Developments - Assets Disposals" "--Other Developments - Divestiture program" and "--Liquidity and Capital Resources". Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements, in addition to the factors set forth below, see "Cautionary Note Regarding Forward-Looking Statements" below and "Item 3. Key Information--Risk Factors" included in our Form 20-F, as updated in our SEC submissions from time to time. We assume no obligation to update the forward-looking statements or such risk factors.

Overview of the first half of 2004

Our net sales in the first half of 2004 decreased 2.7% compared with the first half of 2003, declining from (euro)2,835 million in the first half of 2003 to
(euro)2,759 million in the first half of 2004. We recorded operating losses of
(euro)31 million in the first half of 2004, compared with operating income of
(euro)22 million in the first half of 2003. Our net loss for the first half of 2004 totaled (euro)66 million compared with a net loss of (euro)150 million for the first half of 2003.

Seven principal factors affected our operating results during the first half of 2004. These factors influenced the performance of most of our nine Enterprises to varying degrees:

     o Changes in the scope of consolidation, primarily reflecting asset disposals completed in 2003, accounted for a 1.5% decrease in net sales as well as a (euro)9 million decrease in operating income.

     o The increase in the value of the Euro relative to other currencies, in particular the U.S. dollar, had a negative conversion impact of 3.4% on our net sales and (euro)6 million on our operating income.

     o Increased demand caused an increase in volume in most market segments. This volume increase accounted for an increase of approximately
          (euro)56 million in our operating income.

     o Selling prices were specifically impacted by the transactional effect of the lower value of the U.S. dollar. This price decrease accounted for a decline in our operating income of approximately (euro)32 million.

     o The higher costs of raw materials, in particular petrochemical commodities prices, had a negative impact of approximately (euro)32 million on our operating income.

     o The first effects of our productivity plans, which had a positive impact of approximately (euro)45 million on our operating income.

     o The restructuring charges linked to our productivity plan had a negative impact of approximately (euro)69 million on our operating income.

These factors impacted our financial performance, which has improved pre-restructuring, resulting from our significant efforts to reduce our fixed costs and grow our volumes despite the strong depreciation of the U.S. dollar compared to the Euro both in conversion and in transaction impacts and the significant increase of petrochemical raw materials.

Recent Developments

Refinancing Plan

As a result of our significant recent losses, diminished stockholders' equity, high level of indebtedness, and liquidity needs, we implemented a recapitalization and refinancing plan designed to strengthen our capital structure and balance sheet and extend the maturity of our outstanding indebtedness. After having renegotiated the majority of our credit facilities with our principal lenders in December 2003 under a Secured Co-ordination Agreement ("SCA"), completed actions under our refinancing and recapitalization plan include the following:

     o a high yield bond offering, which we completed on May 17, 2004 and which generated gross proceeds of (euro)700 million;

     o a rights offering of 448,272,970 new shares, which we completed on May 7, 2004 and which generated gross proceeds of (euro)471 million;

     o borrowings under a (euro)758 million credit facility (the "Refinancing Facilities Agreement" or "RFA"), signed with certain of the SCA lenders on March 31, 2004, in replacement of approximately (euro)885 million (of which (euro)135 million relates to unconsolidated indebtedness) of pre-existing credit facilities covered by the SCA as of December 31, 2003 (on May 14, 2004, we repaid in full the amounts borrowed under the SCA and terminated the SCA and we drew down
          (euro)563 million under the RFA's (euro)639 million medium-term credit facility and cancelled in full the (euro)119 million RFA short-term credit facility);

     o an offer to purchase to holders located outside the United States of our Euro Medium Term Notes maturing in 2005 at 102.5% of par (which closed on June 11, 2004 and resulted in the repayment of (euro)451 million in aggregate principal amount of notes);

     o prepayment of the U.S. private placement notes ($290 million), including a make-whole payment ($84 million);

     o    partial prepayment of other indebtedness ((euro)62 million), including
          (euro)47 million relating to our capital leases; and

     o payment of fees and expenses relating to the high yield bond offering, the rights offering and the offer to purchase the 2005 Euro Medium Term Notes ((euro)55 million).

Asset Disposals

On March 10, 2004, we signed a purchase agreement with Danisco for the sale of part of our food ingredients business, which includes our cultures, hydrocolloids and a portion of our food safety products activities, for gross proceeds of (euro)320 million, subject to receipt of necessary regulatory approvals (including with respect to the transfer of a production site) and possible closing price adjustments (relating to net debt, working capital and such transfer).

On April 22, 2004, we announced the following developments regarding our divestiture program:

     o the sale of our 50% share in the Chilean company Extractos Naturales Gelymar SA to our joint venture partners. Extractos Naturales Gelymar SA had sales of $16.9 million in 2003 and is a Chilean producer and distributor of carrageenans.

     o the signing of an agreement with Thermphos International to negotiate on an exclusive basis the sale of our European specialty phosphates business. This business generated net sales of (euro)67 million in 2003. It produces and sells phosphates for use in a wide variety of applications, including food, pharmaceuticals, detergents, water and metal treatment. We finalized this sale on June 30.

     o the signing of an agreement in principle for the sale of our Rhodia Research property in Aubervilliers, France, to the Compagnie des Entrepots et Magasins Generaux de la Ville de Paris. We finalized this sale on June 30, 2004. We simultaneously entered into a nine-year commercial lease with the buyer.

On May 25, 2004, we announced the signature of a letter of intent with Feralco AB for the sale of our potable and wastewater treatment business. Principally present in the European market, this business generated sales in 2003 of
(euro)26.5 million.

On June 1, 2004, we announced that we had finalized the sale of part of our food ingredients business (which includes our cultures, hydrocolloids and a portion of our food safety product activities) to Danisco for gross proceeds of approximately (euro)320 million. The food ingredients business generated sales of approximately (euro)211 million in 2003 and employs approximately 860 people. The divestment has provided us with a second quarter capital gain, before tax, of (euro)191 million, recorded on the income statement as other income/expenses
- net.

On June 10, 2004, we signed a purchase agreement with Bain Capital for the sale of our North American specialty phosphates business for gross proceeds of approximately $530 million. The business produces phosphoric acid and phosphates for use in a wide variety of industrial applications, including food, pharmaceuticals, water and metal treatment, horticulture, textiles and detergents. It had total net sales of approximately (euro)400 million in 2003 and employs approximately 1,075 people.

Reorganization of our Enterprises

Our business structure in the first half of 2004 has been reduced from the 17 enterprises we identified for reporting purposes in 2003 to nine as follows:

     o our HPCII, Acetow, PPMC, Perfumery Performance & Agrochemicals, PPD, Eco Services and Rhodia Pharma Solutions enterprises remain separate enterprises, with the European activities of our former Intermediates enterprise rolled into PPMC, and the Food Ingredients and Specialty Phosphates enterprises (through divestiture) rolled into PPD and called PPF;

     o our former Textile Yarns, Polyamide Intermediates & Polymers, Technical Fibers & Industrial Yarns, and Engineering Plastics enterprises are combined with the Brazilian activities of our former Intermediates enterprise to form a single Polyamide enterprise; and

     o our former Electronics & Catalysis enterprise is combined with our former Silicones and Rhodia Silica Systems enterprises to form a new Rare Earths, Silicones and Silica Systems enterprise ("RE3S").

Transition to International Financial Reporting Standards ("IFRS")

We are finalizing our analysis of the new IFRS standards and have identified the divergences. We have not identified any significant potential divergences other than those mentioned in our Annual Report as filed with the French financial market regulatory authority with respect to the year ended December 31, 2003.

As of the date hereof, we are finalizing the evaluation of the impacts of the following three principal standards:

     o IAS 19, Employee Benefits: We will apply this standard by providing for the fair value of all of our obligations pursuant to this standard of of January 1, 2004, which will significantly diminish shareholders' equity;

     o IAS 38, Intangible Assets: We are working on installing information systems that will allow us to distinguish between development costs that are intangible assets, assuming that the criteria in this standard are met, from research costs which will be charged to expense; and

     o IAS 16, Property, Plant and Equipment: We are finalizing the inventory of our property, plant and equipment required for the application of this standard, including the accounting by component.

Our accounting and corporate finance teams at subsidiaries have been given training on applicable IFRS during the first half of 2004 to assist them in establishing an opening balance sheet under the new accounting standards. A training manual was established which has been distributed internally. The financial manual and the consolidation procedures are being adapted by the corporate finance team.

We continue to work towards finalizing our evaluation of the impact these norms will have on the Group pursuant to the previously announced schedule.

Other Developments

Divestiture program

On August 6, 2004, we finalized the sale of our potable and wastewater treatment business to Feralco after having signed a letter of intent on May 25. Mainly targeting the European market, this business includes aluminum salts and polyaluminum chloride products, used primarily in the water treatment markets. It generated sales in 2003 of (euro)26.5 million.

On August 13, 2004, we finalized the sale of our North American specialty phosphates business in accordance with the agreement signed on June 11th with Bain Capital.

We have achieved a total of approximately (euro)860 million from divestitures in 2004. After closing adjustments, various fees and taxes, net proceeds from divestitures in 2004 totaled approximately (euro)760 million, (euro)60 million greater than the (euro)700 million objective.

The contribution to our results made by our divested businesses in the first half of 2004 or in process of divestment as of June 30, 2004 are summarized at
Note 13 to the interim consolidated financial statements.

Legal proceedings

We are involved in certain litigation in the normal course of business, involving primarily product liability claims, claims by the buyers of businesses previously sold by us and civil liability compensation claims related to chemical products sold in the marketplace. We believe that there are no new significant actions in which we would be required to record a provision other than those disclosed in Note 25 to the 2003 audited consolidated financial statements, except for the claims and proceedings described hereafter and in
Note 12(d) to the interim unaudited consolidated financial statements included elsewhere herein.

In the context of two ongoing legal proceedings with Chloralp, one of our suppliers, Rhodia Intermediaires was served on March 23 and March 30, 2004 with orders issued by the trial court in Grenoble, France, authorizing the seizure of assets, accounts receivable and bank accounts of Rhodia Intermediaires, as well the placing of liens on its shares in certain joint ventures, with respect to
(euro)41 million claimed by Chloralp. We are contesting the merits of these orders. An agreement was signed on July 26, 2004, with Chloralp, where the seizure of these assets was lifted until October 31, 2004, and we gave letters of credit as security, until a viable solution can be negotiated.

In connection with the proceeding against Aventis and certain members of our board of directors before the Tribunal de Commerce de Paris, Edouard Stern and Finance and Trading Ltd., a company of which he is a director, recently withdrew their claims for personal damages from the Paris court. Finance and Trading has refiled this personal damage claim with the Supreme Court of the State of New York; another shareholder (Lakonia Management Limited) has joined in this proceeding. They claim damages of more than 60 million euros. On August 12, 2004, we received official notification that we are a defendant in the New York proceeding, along with Aventis and certain members of our board of directors.

Consolidated Operating Results for the first half of 2003 and the first half of 2004.

The table below sets forth an analysis of our operating income for semesters ended June 30, 2003 and 2004.


                                                       First half    First half
                                                         of 2003      of 2004
                                                         -------      -------
                                                           ((euro) millions)
Net sales ........................................       2,835         2,759
Production costs and expenses ....................     (2,168)       (2,137)
Administrative and selling expenses ..............       (322)         (279)
Research and development expenses ................        (97)          (86)
Restructuring and environmental costs ............        (13)          (79)
Depreciation and amortization ....................       (213)         (209)
Operating income .................................          22          (31)

Net sales

Net sales declined 2.7% from (euro)2,835 million in the first half of 2003 to
(euro)2,759 million in the first half of 2004. This decline reflects a number of factors: negative impacts of 1.5% from changes in our scope of consolidation (mainly driven by the sale of our polyurethane flame retardants business to Albermarle in July 2003), 3.4% from changes in exchange rates, and 1.2% from a decrease in average selling prices. Changes in volumes positively affected our net sales by 3.4%.

The table below sets forth our estimates of the effect of changes in the scope of consolidation, exchange rates, price and volume on our consolidated net sales by enterprise for the first six months ended June 30, 2003 and 2004.


                                             First half                                                      First half
                                               of 2003                                                         of 2004
                                             Historical       Scope of     Exchange                          Historical
                                              Net Sales    Consolidation     Rates      Volume      Price     Net Sales
                                              ---------    -------------     -----      ------      -----     ---------
                                                                  ((euro) millions, except percentages)
Polyamide(1) ........................               717            0.3%      (1.7)%       7.1%     (2.7)%          738
Eco Services(1)......................               107            0.2%     (10.0)%       2.1%       4.2%          103
Acetow(1) ...........................               222            0.0%      (2.1)%     (2.5)%     (7.8)%          194
PPF(1)...............................               576          (6.8)%      (5.1)%       2.7%       2.2%          536
HPCII(1).............................               315          (3.1)%      (5.5)%       8.4%       0.6%          316
PPMC(1)..............................               268          (2.5)%      (1.7)%       0.9%       0.1%          260
RE3S(1)..............................               369            0.0%      (2.5)%       7.8%     (2.8)%          378
RPS(1)...............................               138            2.2%      (2.6)%     (4.6)%     (2.5)%          128
PP&A(1)..............................               193            0.3%      (2.3)%     (4.2)%     (2.2)%          177
Other(2) ............................              (70)               -           -          -          -         (72)
                                             ----------      ----------  ----------   -------- ----------     --------
Total net sales .....................             2,835          (1.5)%      (3.4)%       3.4%     (1.2)%        2,759
                                             ==========      ==========  ==========   ======== ==========     ========

(1) Before eliminating inter-enterprise revenues.
(2) After eliminating inter-enterprise revenues, sales by our other businesses.


The tables below set forth consolidated net sales and the contribution by enterprise and geographic region for the first half of 2003 vs. the first half of 2004.


                                                                                              June 30,
                                                                                   ------------------------------
                                                                                        2003            2004
                                                                                   ----------------  ------------
                                                                                       (In millions of euros,
                                                                                        except percentages)

Consolidated Net Sales (Contribution by Enterprise).........................            2,835          2,759
Percentage:
   Polyamide................................................................              25%            27%
   Eco Services.............................................................               4%             4%
   Acetow...................................................................               8%             7%
   PPF......................................................................              20%            19%
   HPCII....................................................................              11%            11%
   PPMC.....................................................................               9%             9%
   RE3S.....................................................................              13%            14%
   RPS......................................................................               5%             5%
   PP&A.....................................................................               7%             6%
   Other(1).................................................................             (2)%           (2)%
                                                                                   ----------      ---------
Total.......................................................................             100%           100%
                                                                                   ==========      =========

(1) Includes our other businesses, sales on behalf of non-group companies and inter-enterprise sales.


                                                                                           June 30,
                                                                                   -------------------------
                                                                                     2003            2004
                                                                                   ------------- ------------
Contribution to Net Sales by Geographic Region (1)
France.......................................................................           10%            9%
Europe (excluding France) ...................................................           39%           38%
North America................................................................           23%           24%
South America................................................................           12%           12%
Rest of the world ...........................................................           16%           17%
                                                                                   --------      --------
Total .......................................................................          100%          100%
                                                                                   ========      ========

(1) By destination and without taking into account inter-enterprise sales.

Polyamide

Polyamide net sales increased by 2.9% to (euro)738 million in the first half of 2004 from (euro)717 million in the first half of 2003. Changes in exchange rates and lower average selling prices had negative impacts of 1.7% and 2.7%, respectively, on the Polyamide enterprise's net sales, while higher sales volumes and changes in the scope of consolidation had positive impacts of 7.1% and 0.3%, respectively.

The increase in sales volumes was due to market recovery in Polyamide market and also due to organic growth, particularly in Engineering Plastics where significant volumes growths are achieved in almost every segment (automotive, consumer, electronic). Polyamide Intermediates also achieved significant volume increase in Asia while volumes in Technical Fibers remained essentially flat.

The persistent weakness of the U.S. dollar against the Euro and Brazilian real continued to generate lower selling prices for sales denominated in U.S. dollars. Average selling prices, excluding negative foreign exchange transactional impact, increased in order to pass on part of the raw material cost increases to the Polyamide customer base.

Eco Services

Eco Services net sales decreased by 3.7% to (euro)103 million in the first half of 2004 from (euro)107 million in the first half of 2003 mainly due to foreign exchange. Changes in exchange rates had a negative impact of 10.0%, while increases in average selling prices and volume growth had positive impacts of 4.2% and 2.1% respectively.

The increases in selling prices were a result of the increases in raw material costs as selling prices are indexed to sulphur and gas prices. Volume increases were due to stronger demand in sulphuric acid regeneration captured by the Enterprise.

Acetow

Acetow net sales decreased by 12.4% to (euro)194 million in the first half of 2004 from (euro)222 million in the first half of 2003. Lower average selling prices, lower sales volumes and changes in exchange rates had negative impacts of 7.8%, 2.5% and 2.1%, respectively, on net sales of the Acetow Enterprise.

Average selling prices were negatively impacted by the weakness of the U.S. dollar against the Euro as significant portions of the sales are denominated in U.S. dollars. Volumes were low in the first half of 2004 mainly due to general weak demand in the market, particularly in the first quarter of 2004, when some key customers temporarily reduced their purchases because of high inventories. The trend of low demand was starting to reverse at the end of the second quarter.

PPF

PPF net sales decreased by 6.9% to (euro)536 million in the first half of 2004 from (euro)576 million in the first half of 2003. Changes in the scope of consolidation and changes in exchange rates had negative impacts of 6.8% and 5.1% respectively, on net sales of the PPF Enterprise, while higher sales volumes and increases in average selling prices had positive impacts of 2.7% and 2.2%.

The improvements were not simply driven in one single business but in all four businesses of the PPF Enterprise. Major factors were the following:

     o Specialty Phosphates: improvements in volumes after supply reduction in some markets, plus volume improvements. In addition, we benefited from reduced competition from Chinese phosphorus acid, due to recent structural changes in availability of cheap Chinese phosphorus.

     o Food: improvements in sales prices and volumes across all markets and regions, led by cultures and food preservatives.

     o PPD: despite lack of availability of Chinese elemental phosphorus on the market, we achieved growth in primary derivatives volumes. In addition, we achieved price increases linked to increased raw material costs. We also benefited from strong growth in volumes of Phosphine Derivatives.

     o    STPP: improvements of volumes within STPP.

HPCII

HPCII net sales increased by 0.4% to (euro)316 million in the first half of 2004 from (euro)315 million in the first half of 2003. Changes in exchange rates and changes in the scope of consolidation had negative impacts of 5.5% and 3.1% respectively, on net sales of the HPCII Enterprise, while higher sales volumes and increases in average selling prices had positive impacts of 8.4% and 0.6%.

This increase was mainly due to additional volumes: North America and Asia were strongly ahead year on year while Europe and Latin America were improving. The pipeline of new products contributed to the growth in volumes with products that were launched recently starting to deliver their growth potential. Price increases also showed some positive impact.


PPMC

PPMC net sales decreased by 3.2% to (euro)260 million in the first half of 2004 from (euro)268 million in the first half of 2003. Changes in the scope of consolidation and changes in exchange rates had negative impacts of 2.5% and 1.7%, respectively, on net sales of the PPMC Enterprise, while higher sales volumes and increases in average selling prices had positive impacts of 0.9% and 0.1% respectively.

The growth in sales volumes was driven by Asia, North and South America, while in Europe a temporary limitation of production run rates forced the Performance Coatings business to adapt its selling product mix towards higher margin end markets. Positive selling prices were mainly due to the Solvents business in Brazil, where we raised prices to offset the decline of the U.S. dollar versus the Brazilian real and its impact upon conversion into Euro. On the other hand, the Decorative Coatings and Additives business was strong, especially in the construction market.

RE3S

RE3S net sales increased by 2.5% to (euro)378 million in the first half of 2004 from (euro)369 million in the first half of 2003. Lower average selling prices and changes in exchange rates had negative impacts of 2.8% and 2.5%, respectively, on net sales of the RE35 Enterprise, while higher sales volumes had a positive impact of 7.8%.

All businesses achieved volume growth during the first half of 2004. The Silica business pursued growth in its key markets, especially tires. Sales volumes increased in Rare Earths due to a recovery in the electronics market and expected increases in sales in EOLYS for the reduction in diesel engine emissions. Silicones benefited from volume growth as did Elastomers, and Performance Coatings and Additives, this despite seven weeks of shutdown for de-bottlenecking production of a key-upstream intermediate (Silox).

Average selling price decreases were primarily due to price erosion mostly in the highly competitive Silicones business and to the negative impact of exchange rates on sales denominated in U.S. dollars.

RPS

RPS net sales decreased by 7.6% to (euro)128 million in the first half of 2004 from (euro)138 million in the first half of 2003. Lower sales volumes, changes in exchange rates and lower average selling prices had negative impacts of 4.6%, 2.6% and 2.5%, respectively, on net sales of the RPS Enterprise, while changes in the scope of consolidation had a positive impact of 2.2%.

Development Services were below the first half of 2003 due to a lower level of project activity, 50% less than 2003. Custom Manufacturing and Intermediates sales were below the first half of 2003 and finally Consumer Health sales were below but very close to the 2003 level.

PP&A

PP&A net sales decreased by 8.3% to (euro)177 million in the first half of 2004 from (euro)193 million in the first half of 2003. Lower sales volumes, changes in exchange rates and lower average selling prices had negative impacts of 4.2%, 2.3% and 2.2%, respectively, on net sales of the PP&A Enterprise, while changes in the scope of consolidation had a positive impact of 0.3%.

Demand remains at a low level in most markets. Sales were lower, mainly in the Flavors and Fragrances and Performance Specialties businesses with the main products of Vanillin being impacted by the strong competition from Asia and ethyl vanillin by very aggressive European competition. Sales of a key-intermediate product (called TADE) were lower due to reduced demand and price. In the Agro market, the end of a contract for another key-intermediate (called DHPPA) had a negative impact on sales but other sales remained constant or slightly improved.

Other

Other includes our sales by other businesses: commercial resales made on behalf of non-Group companies and elimination of interdivision revenues.

Operating expenses

The table below sets forth financial data relating to our operating expenses in the first half of 2003 and the first half of 2004.


                                                           2003          2004
                                                        -----------  -----------
                                                            ((euro) millions)

Production costs and expenses.........................        2,168       2,137
Selling and administrative expenses...................          322         279
Research and development expenses.....................           97          86
Depreciation and amortization ........................          213         209
Restructuring charges and environmental costs ........           13          79
Total operating expenses .............................        2,813       2,790

Production Costs and Expenses

Production costs and expenses declined 1.6% to (euro)2,137 million in the first half of 2004, compared with (euro)2,168 million in the first half of 2003. Changes in the scope of consolidation accounted for 1.3% of this decline and changes in exchange rates accounted for 3.4%. Increases in crude oil, raw materials and energy costs accounted for a 3.1% increase in production costs and expenses. Other costs remained generally stable.

Selling and Administrative Expenses

Selling and administrative expenses declined by 13.4% from (euro)322 million in the first half of 2003 to (euro)279 million in the first half of 2004. Changes in the scope of consolidation, changes in exchange rates and cost reduction action plans contributed 0.6%, 2.6% and 10.2%, respectively, to this decline.

Research and Development Expenses

Research and development expenses declined 11.8% to (euro)86 million (or 3.1% of sales) in the first half of 2004, compared with (euro)97 million (or 3.4% of sales) in the first half of 2003. Changes in the scope of consolidation contributed 1.8% to this decline and changes in exchange rates contributed 1.5%. More selective use of funds on fewer research and development projects resulted in an additional 8.6% decrease.

Depreciation and amortization

Depreciation and amortization decreased by 1.9% to (euro)209 million in the first half of 2004 from (euro)213 million in the first half of 2003. Changes in the scope of consolidation and changes in exchange rates had positive impacts of 0.3% and 2.6%, respectively, on our depreciation and amortization expense.

Restructuring charges and environmental costs

Restructuring and environmental costs increased from (euro)13 million in the first half of 2003 to (euro)79 million in the first half of 2004 principally due to the effects of new restructuring programs implemented in the first half of 2004. These costs were principally related to the restructuring of the group SG&A, through service functions rationalization, for which a (euro)51 million reserve was booked and, to the Perfumery, Performance and Agrochemicals Enterprise that recorded a (euro)15 million provision in the first quarter of 2004, principally related to the restructuring of the St. Fons plant. Other restructuring costs, principally related to the shutdown of the RPS enterprise's Luling facility, amounted to (euro)4 million in the first half of 2004. Environmental costs remained stable.

Operating Income/(Loss)

We reported an operating loss of (euro)31 million in the first half of 2004 compared with an operating income of (euro)22 million in the first half of 2003. This decline was due principally to lower selling prices ((euro)32 million) and the increase in raw material prices ((euro)32 million), in particular petrochemical products. Changes in the scope of consolidation ((euro)9 million) negatively impacted operating income as well. The negative effect of exchange rate fluctuations ((euro)6 million), particularly the increase in value of the Euro against the U.S. dollar and Brazilian real, also affected our operating income. These negative factors were partially offset by a significant increase in overall demand ((euro)56 million) and by a reduction in fixed costs, which had a positive effect of (euro)45 million. Our operating income was also negatively affected by an increase in the provision for restructuring ((euro)69 million), in particular at group level to take into account the SG&A streamlining process, and in the PP&A and RPS Enterprises. The strategic raw materials index increased significantly in the second quarter of 2004 at an average of 109, compared with a base of 100 in 2003 and an index of 105 in the second quarter of 2003.

The table below sets forth our operating income by Enterprise for the six months ended June 30, 2003 and 2004.


                                                       Operating Income
                                                -------------------------------
                                                First half           First half
                                                  of 2003             of 2004
                                                -------------   ---------------
                                                       ((euro) millions)

Consolidated operating income..................        22                  (31)
Contribution by Enterprise:
Polyamide .....................................        38                   24
Eco Services...................................        35                   22
Acetow ........................................        38                   34
PPF ...........................................         3                   26
HPCII .........................................        29                   32
PPMC...........................................         3                   (2)

RE3S...........................................       (3)                   (4)
RPS ...........................................      (37)                  (30)
PP&A ..........................................        6                   (20)
Other .........................................      (90)                 (113)

Polyamide

Operating income in our Polyamide Enterprise decreased 36.4% to (euro)24 million in the first half of 2004 from (euro)38 million in the first half of 2003. These decreases were attributable to lower average selling price ((euro)18 million), particularly due to an unfavorable U.S. dollar exchange rate and raw material costs ((euro)6 million), partially compensated for by higher volumes ((euro)22 million), mainly in Engineering Plastics and Polyamide Intermediates.

Furthermore, the depreciation of the U.S. dollar against the Euro had a negative impact on our average selling prices, which affected the Polyamide Enterprise as a whole, particularly the Polyamide Intermediates and Polymers businesses. These businesses were particularly affected because their production base is located in Europe while they export these products to regions where sales are denominated primarily in U.S. dollars.

Eco Services

Operating income of the Eco Services Enterprise decreased 36.5% to (euro)22 million in the first half of 2004 compared with (euro)35 million in the first half of 2003. Eco Services was able to pass along only some of the increase in raw material prices (negative impact of (euro)12 million), by increasing prices through indexation to sulfur and gas prices (positive impact of (euro)4 million). Reduced fixed costs, the negative impact of the European Energy trading business trend combined with partial compensation of increased raw material costs resulted in a stable operating income for the North American regeneration business, which was more than offset by the negative impact of the results of the European Energy trading business ((euro)13 million) resulting in decreased operating income for the enterprise as a whole decrease of the operating income for Eco Services.

Acetow

Operating income in our Acetow Enterprise declined 11.4% to (euro)34 million in the first half of 2004 from (euro)38 million in the first half of 2003. The decline is attributable to lower average selling prices ((euro)16 million) due to the depreciation of the U.S. dollar against the Euro and to lower sales volumes ((euro)2 million) due to a low market demand. These negative impacts were partially offset by favorable trends in raw material prices ((euro)10 million) due to management action plans to optimize sourcing among various suppliers and by lower fixed costs ((euro)5 million).

PPF

Operating income of our PPF Enterprise increased 726.2% to (euro)26 million in the first half of 2004 from (euro)3 million in the first half of 2003. The increase is attributable to volume improvement in all businesses Specialty Phosphates, Food, PPD and STPP ((euro)11 million), combined with price increase in Specialty Phosphates and PPD due to the lack of elemental phosphorus ((euro)12 million), and fixed cost reductions ((euro)3 million). Reduced amortization, mainly due to asset impairments incurred in 2003 also had a positive impact of (euro)15 million, while changes in the scope of consolidation ((euro)7 million), mainly due to the sale of a portion of our of food ingredients business to Danisco in the second quarter of 2004, changes in exchange rates ((euro)2 million) and increases in raw material prices ((euro)6 million), primarily elemental phosphorus costs and energy prices, had a negative impact on the operating result, offsetting in part these positive trends.

HPCII

Operating income of our HPCII Enterprise increased 10.9% to (euro)32 million in the first half of 2004 from (euro)29 million in the first half of 2003. The increase is attributable to volume improvement in all segments ((euro)11 million), 60% of the growth coming from the industrial markets Agro, Metal Treatment and Oil Field, 40% from Home and Personal Care (through new product launches). Operating income in our HPCII Enterprise also benefited from a slight price increase in ethylene oxide derivatives, reflecting raw material price increases ((euro)2 million). Operating income was negatively impacted by changes in exchange rates ((euro)1 million), increases in raw material prices ((euro)5 million), primarily ethylene oxide costs and energy prices, a slight increase in fixed costs ((euro)2 million), partially offsetting the positive contributions.

PPMC

Operating income in our PPMC Enterprise declined from positive (euro)3 million in the first half of 2003 to negative (euro)2 million in the first half of 2004. The decline was mainly due to a squeeze in margins during the first half of 2004 in two businesses: Performance Coatings, because of limitation in production rates that led to outsourcing of monomer production, resulting in an increase in variable costs. The Solvents business in Brazil also experienced a margin squeeze due to unfavorable U.S. dollar exchange rates for sales in U.S. dollars while costs are incurred in Brazilian reals. However, a more favorable mix in our Decorative Coatings and Additives businesses had an overall positive impact. These two factors led to volume improvement of (euro)3 million, partially offsetting raw materials cost increase ((euro)4 million). Meanwhile, fixed costs and depreciations was (euro)3 million higher than the first half of 2003, due to persistent industrial reliability issues in the TDI unit.

RE3S

Operating income in our RE3S Enterprise decreased to a negative (euro)4 million in the first half of 2004 from negative (euro)3 million in the first half of 2003. While a partial improvement was attributable to the positive impact of higher volumes ((euro)14 million) achieved in all businesses, partially offset by a negative translation impact of (euro)0.3 million and by lower average selling prices ((euro)10 million), particularly in the Silicones business, due to highly competitive pricing in the market. The decrease was mainly due to a seven-week long maintenance shutdown in the Silicones business in order to de-bottleneck the upstream capacity of a key intermediate, along with an exceptional inventory write down in our Rare Earths business, which translated into higher fixed costs compared with the first half of 2003 ((euro)8 million), while reduced amortization had a positive impact of (euro)4 million.

RPS

Operating income in our RPS Enterprise improved from negative (euro)37 million in the first half of 2003 to a negative (euro)30 million in the first half of 2004. The improvement is attributable to the positive impact of higher volumes ((euro)2 million) achieved in almost all businesses (particularly due to strong sales of Rhodine and Building Blocks), helped by a positive translation impact of (euro)1 million. This positive impact was partially offset by lower average selling prices ((euro)3 million), higher raw materials prices, (mainly for petrochemicals derivatives) ((euro)12 million) and higher restructuring costs (mainly the shutdown of our Luling industrial plant) while fixed costs and amortization were lower year on year by, respectively (euro)12 million and
(euro)1 million due to previous year restructuring and a one time event of
(euro)6 million.

PP&A

Operating income in our PP&A Enterprise declined strongly from positive (euro)6 million in the first half of 2003 to negative (euro)20 million in the first half of 2004. The initial stage of the industrial restructuring was completed in the first quarter of 2004 significantly impacting the operating result ((euro)14 million), with the announced closure of the St. Fons plant. The decline was also attributable to lower sales volumes ((euro)6 million) due to slow market demand and ongoing competition from China and India, and to lower average selling prices ((euro)4 million) due to depreciation of the U.S. dollar against the Euro and intense pricing pressure. These negative impacts were partially offset by lower fixed costs ((euro)3 million).

Other

Our operating losses from other activities increased to (euro)113 million in the first half of 2004 from (euro)90 million in the first half of 2003. Other activities consist primarily of corporate charges, including centralized research and development costs that are considered "long-term" and thus not allocated to specific Enterprises, and certain financing transactions (mainly capital leases). The benefit of the acceleration of the restructuring plan relating to our Group's support and administrative functions and our Executive Committee, as well as the return to profitability of our captive self-insurance company's results, had a positive impact of (euro)39 million, more than offset by an increase in amortization and restructuring, amounting to (euro)10 million and (euro)52 million, respectively.

Financial expense--Net

Financial expense--net increased to (euro)148 million in the first half of 2004 from (euro)64 million in the first half of 2003. This substantial increase is the direct consequence of our overall refinancing plan as described above, including our (euro)700 million high yield bond offering that we completed in May 2004, as well the increased interest rates applicable to our bank debt under the SCA and the cost of restructuring our financing. The average cost of our debt (the ratio of net financial expense to average debt) increased from 4.4% in the first half of 2003 to 7.9% in the first half of 2004. The net increase in financial expense--net includes (euro)26 million of non-recurring expenses, of which (euro)12 million relates to the premium paid on the repurchase of the Euro medium-term notes due in 2005; (euro)11 million relates to the RFA facility; and
(euro)2 million relates to the rights offering.

Other income/(expense)--Net

Other income/(expense)--net increased to a net income of (euro)175 million in the first half of 2004 from a net expense of (euro)12 million in the first half of 2003. This substantial increase is the direct consequence of our divestiture program, including the sale of a portion of our food ingredients to Danisco on June 1 and other divestments.

Income Taxes

During the first half of 2004, our tax charge increased to (euro)38 million from
(euro)13 million for the first half of 2003. Our tax charge for the first half of 2004 included a (euro)63 million valuation allowance on deferred tax assets along with the reversal of valuation allowance on deferred tax assets originated from the utilization of operating loss carry forwards by our U.S. operations.

Equity in earnings/(losses) of affiliated companies

Equity in earnings/(losses) of affiliated companies amounted to a loss of
(euro)13 million in the first half of 2004 from a loss of (euro)38 million in the first half of 2003, primarily relating to results at Nylstar. While business conditions remained difficult, reduced losses are the result of successful execution of restructuring programs in prior periods. Nylstar's losses were due to the decline in demand, increases in raw material prices, the inability to pass along these increases to end customers and an industrial restructuring plan implemented by Nylstar in response to the persistent difficulties it faced in the textile markets.

Amortization of goodwill

Amortization of goodwill decreased by (euro)32 million to (euro)9 million in the first half of 2004 from (euro)41 million in the first half of 2003. This decrease is due primarily to the decrease in goodwill on our balance sheet resulting from exceptional impairment charges of (euro)546 million recorded in 2003 and a (euro)20 million charge recorded as an impairment resulting from the divestment of our polyurethane flame retardants business in 2003.

Minority interests

Minority interests were reduced to (euro)(2) million in the first half of 2004 from (euro)(4) million in the first half of 2003.

Net Loss

Net loss amounted to (euro)66 million for the first half of 2004, or (euro)0.21 per share. In the first half of 2003, we reported a net loss of (euro)150 million, or (euro)0.84 per share. The average number of shares used to calculate the loss per share was 314,776,294 in the first half of 2004 and 179,309,188 shares in the first half of 2003.

Liquidity and Capital Resources

From time to time in this section, we discuss EBITDA ("earnings before interest, tax, depreciation and amortization") and EBITDAR ("earnings before interest, tax, depreciation, amortization and rental payments"). EBITDA and EBITDAR are not measures of performance under U.S. GAAP or French GAAP and should not be considered as an alternative to (a) operating income or net income as a measure of our operating performance, (b) cash flows from operating, investing and financing activities as a measure of our ability to meet our cash needs or (c) any other measure of performance under U.S. GAAP or French GAAP. Under SEC rules, a non-GAAP financial measure is a numerical measure of our historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated income statement, consolidated balance sheet or consolidated statement of cash flows; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

Debt Refinancing

Following implementation of our refinancing plan and new financial resources initiated since the beginning of 2004 (rights offering for gross proceeds of (euro)471 million, the syndicated Refinancing Facilities Agreement for (euro)565 million, high yield bond offerings for gross proceeds of (euro)700 million and the asset disposal program which raised net proceeds of (euro)760 million), we believe that our available sources of liquidity will be sufficient to satisfy our financing needs through 2005.

We will continue to have significant liquidity needs in the medium-term that we will not be able to meet without obtaining additional external financing. In March 2006, (euro)300 million of notes we issued under our Euro Medium Term Note Program and (euro)565 million that remain available under the Refinancing Facilities Agreement will mature and our ability to refinance these facilities will depend on our ability to leverage new resources.

While as of this date we can provide no assurances that we will be able to refinance these facilities, we believe that we are better placed to renew our financing requirements in 2006 due to the actions taken and the restructuring programs in progress. We will remain very dependent on our capacity to generate cash flow from operations and other key factors (e.g., raw materials prices and exchange rates), which could have significant adverse effect on our financial condition and results of operations.

These expectations of our future liquidity are forward-looking statements based on a number of assumptions, including assumptions regarding expected cash flows from operations, raw material prices and exchange rates. Assumptions regarding such factors are subject to inherent uncertainties, as well as to the risks described elsewhere herein and in our Annual Report on Form 20-F for the year ended December 31, 2003, as updated in our SEC filings from time-to-time. Our assumptions and beliefs may prove incorrect, which could cause our actual liquidity to vary.

Refinancing Facilities Agreement

On March 31, 2004, we entered into a new syndicated, multi-currency revolving secured credit facility (the "Refinancing Facilities Agreement" or "RFA") as provided for under the SCA. The Refinancing Facilities have been granted in favor of our company and our subsidiaries and is guaranteed by us. The purpose of the Refinancing Facilities is to refinance certain Affected Facilities under the SCA, which represented a total of approximately (euro)812 million on December 31, 2003 (the "Refinanced Facilities"). The Refinancing Facilities Agreement provides for a (euro)639 million multi-currency revolving secured medium-term credit facility maturing on March 30, 2006, and a short-term multi-currency revolving secured line of credit of (euro)119 million maturing on July 31, 2004. We refer to these facilities as the "Refinancing Facilities" below. On May 14, 2004, amounts borrowed under the SCA were repaid in full and the SCA was terminated. In addition, on May 14, 2004, we drew down (euro)563 million under the RFA's (euro)639 million medium-term credit facility and cancelled in full the (euro)119 million short-term credit facility.

The interest rate on amounts to be borrowed under the Refinancing Facilities Agreement is the aggregate of the applicable margin and either Euribor, Libor or Pibor (depending on the currency of the loan). We are required to pay a commission equal to 1% of the total commitment under the Refinancing Facilities Agreement on draw down, as well as a commitment fee of 45% of the applicable margin.

We have granted security interests (which includes shares of certain subsidiaries and a joint venture, and the right to prepayment under intragroup loans) in connection with the Refinancing Facilities Agreement. Under an intercreditor and security sharing deed, the Refinancing Facilities lenders, the lessors under three of our leases and the U.S. private placement noteholders (collectively the "Secured Creditors") have agreed to share the proceeds of any security. This agreement provides for the mechanics as between the Secured Creditors relating to enforcement of security interests and the sharing of proceeds. This agreement also provides for the appointment of a security agent and sets out its powers and duties vis-a-vis the Secured Creditors.

Under a subordination agreement, we also agreed to subordinate our repayment obligations under certain loans from our subsidiaries to the repayment of the secured creditors. We will continue to make scheduled repayments of debt to those subsidiaries until there is an event of default under our finance documents.

The RFA representations and warranties, undertakings and events of default are based essentially on the SCA. The Refinancing Facilities Agreement contains the following financial covenants, which we will be required to meet at the dates indicated:


                                                                                                      Actual
                                                                                                   Restructuring
                                                                                                      Costs /
                                            Consolidated Net                       Consolidated      Budgeted
                                             Indebtedness /      EBITDAR / Net          Net        Restructuring
                                            Adjusted EBITDAR   Financial Expenses  Indebtedness        Costs
                                           ------------------  ------------------ --------------- ---------------
03/31/04.............................           9.5:1.0             1.75:1.0       (euro)4.05 billion         -
06/30/04 ............................           9.5:1.0             1.20:1.0       (euro)3.45 billion         -
09/30/04.............................           9.0:1.0             1.20:1.0       (euro)3.45 billion         -
12/31/04 ............................           9.0:1.0             1.20:1.0       (euro)3.35 billion       115%
03/31/05.............................           7.6:1.0             1.35:1.0       (euro)3.35 billion         -
06/30/05.............................           6.4:1.0             1.60:1.0       (euro)3.25 billion       120%
09/30/05 ............................           6.0:1.0             1.80:1.0       (euro)3.25 billion         -
12/31/05.............................           5.7:1.0             2.00:1.0       (euro)3.25 billion       130%


Consolidated net financial indebtedness as defined in the Refinancing Facilities Agreement includes long-term debt, bank overdrafts, current portion of long-term debt, plus guarantees by us with respect to indebtedness of third parties, joint ventures or unconsolidated subsidiaries, amounts outstanding under our securitization programs or leases and short-term borrowings less the aggregate of available cash, short-term deposits and marketable securities. Adjusted EBITDAR corresponds to the EBITDAR of Rhodia and each relevant subsidiary. EBITDAR is defined as operating income (before restructuring costs and after the cash impact of provisions other than provisions for restructuring) plus depreciation and amortization of tangible and intangible assets plus the aggregate amount of any lease rental payments. A relevant subsidiary is defined as an unconsolidated subsidiary or joint venture entity in which we own or effectively control at least 20% of the capital and voting rights, and for which a guarantee, indemnity or similar assurance of financial indebtedness has been given. Net financial expenses are defined as the aggregate of interest on financial debt and financing operations, after capitalization of financial expenses related to financing of certain assets and incorporated in the purchase cost of such assets, less the interest income from financial assets.

Our use of the RFA is subject to maintaining certain financial ratios (covenants). We confirm that three ratios defined in the RFA: Consolidated Net Indebtedness/Adjusted EBITDAR, EBITDAR/Net Financial Expenses and Consolidated Net Indebtedness which as of June 30, 2004, were 6.06, 2.26 and (euro)2,853 million, respectively, are in compliance with our commitments.

The RFA includes certain prepayment events, including with respect to a change in control of our company or the adoption of a dissolution or liquidation plan relating to our company. In addition, the following amounts are required to be applied in mandatory prepayment and cancellation of the Refinancing Facilities:
(a) 50% of net proceeds in excess of (euro)850 million generated from our asset disposal program, (b) 25% of net proceeds from any equity or related rights issue occurring after the termination of the SCA, and (c) 50% of the net proceeds from any capital markets issue by us or any of our subsidiaries occurring after the termination of the SCA. We have obtained waivers of the mandatory prepayment provision referred to in (c) of the preceding sentence that allowed us to retain the first (euro)350 million in proceeds from the high yield bond offering and allowed us to limit the 50% prepayment obligation to the amount above (euro)350 million. These waivers, which also permitted us to prepay the (euro)451 million of our European Medium Term Notes due 2005, were conditioned on completion of our recent high yield notes offerings with gross proceeds of not less than (euro)700 million.

Subsequent Refinancing Events

         Rights Offering

On May 7, 2004, we issued 448,272,970 new shares in a rights offering, which generated gross proceeds of (euro)471 million.

         (euro)700 Million High Yield Bond Private Placement

On May 17, 2004, we issued approximately (euro)700 million of high yield bonds through a private placement to international institutional investors.

The new high yield bonds consist of two tranches:

     o $648 million aggregate principal amount of 10 1/4% senior notes due June 1, 2010, and

     o (euro)181 million aggregate principal amount of 10 1/2% senior notes due June 1, 2010.

The new high yield bonds were issued at a price of 96.7% and 96.8% of par, respectively.

Interest on the new high yield bonds is payable semi-annually on June 1 and December 1 of each year, beginning on December 1, 2004.

The new high yield bonds are unsecured and rank pari passu in right of payment with all of our existing and future unsecured senior debt, including our senior high yield notes issued in 2003 and are senior in right of payment to our subordinated indebtedness, including our senior subordinated high yield notes issued in 2003.

The indentures governing the new high yield bonds contain restrictive covenants that we, and our subsidiaries, must comply with. These include restrictions on our ability to incur additional indebtedness, guarantee debt, create certain liens, enter into certain sale and leaseback transactions, pay dividends and make other distributions, make certain investments, use the proceeds from asset sales, and merge or consolidate.

We have the right to redeem up to 35% of each tranche of the bonds with the net proceeds of one or several equity offerings on any one or more occasions at any time prior to June 1, 2007. We may also redeem all of either or both tranches in the event of certain changes to tax law. Furthermore, if a change of control occurs, each high yield bond holder can require us to purchase all or part of its debt.

Consolidated Statements of Cash Flows

Net cash provided (used) by operating activities

Net cash used by operating activities increased from (euro)136 million net cash provided in the first half of 2003 to (euro)232 million net cash used by operating activities in the first half of 2004. The decline was due principally to changes in our working capital requirements from positive working capital of
(euro)6 million in the first half of 2003, to negative working capital of
(euro)214 million in the first half of 2004, principally due to decreases in our other operating assets and liabilities and increases in accounts receivable.

The decline in operating cash is due to a combination of both general structural factors and factors specific to us. The structural factors are associated with the specialty chemicals industry and the global economy, and include a decline in demand, higher raw materials prices, and the appreciation of the euro against the dollar. Those factors specific to us include restructuring costs and increased financial expenses.


Net cash used by investing activities

Net cash provided by investing activities was (euro)348 million for the first half of 2004 compared with (euro)355 million of net cash used by investing activities for the first half of 2003. The underlying factors are as follows:

     o Additions to property, plant and equipment were reduced to (euro)78 million in the first half of 2004 from (euro)109 million in the first half of 2003 in line with our announced plans to significantly reduce capital expenditures.

     o    Other capital investments, which include principally expenditures on
          (i) operational assets, such as computer software, patents and licenses, and (ii) other investments in connection with our overall development, remained stable at (euro)15 million for the first half of 2004 and the first half of 2003.

     o Cash proceeds from disposals of assets amounted to (euro)357 million in the first half of 2004, compared with (euro)11 million in the first half of 2003. Asset disposals consisted principally of divestitures of the businesses as described in section assets disposals her above.

Net cash provided/(used) by financing activities

     o Net cash provided/(used) by financing activities was (euro)159 million, as described by the refinancing. See "--Debt Refinancing" above.

Consolidated Balance Sheet

Operating working capital

Our operating working capital (defined as accounts receivable, before the impact of sales of receivables under our securitization program, plus inventories, less accounts payable) was (euro)872 million on June 30, 2004 compared with (euro)776 million on December 31, 2003, representing an increase of 12.3%. Our ratio of operating working capital to net sales increased from 14.1% at the end of Q4 2003 to 14.7% for the first half of 2004 end of period, primarily as a result of the seasonal increase in credit to customers.

Consolidated indebtedness

At June 30, 2004 our long-term financial debt (including the debt relating to capitalized leases) amounted to (euro)2,649 million, our short-term financial debt (short-term borrowings and current portion of long-term debt) amounted to
(euro)258 million and we had cash and cash equivalents and marketable securities amounting to (euro)522 million. Our consolidated net debt (defined as long-term debt, plus short-term borrowings and current portion of long-term debt, less cash and cash equivalents and marketable securities) decreased by (euro)182 million to (euro)2,385 million as of June 30, 2004 from (euro)2,567 million as of December 31, 2003. The decrease in our consolidated net debt is due primarily to (i) the net proceeds of (euro)446 million received from our 448,272,970 rights issue, (ii) the net proceeds received from divestitures of (euro)357 million and (iii) other favorable effects of (euro)57 million, including primarily the favorable impact of converting U.S. dollar denominated debt into other currencies, partially offset by (i) cash used by operations of (euro)232 million, including the decrease of the efficiency of our securitization program of (euro)35 million, (ii) capital expenditures of (euro)78 million, (iii) the cost of refinancing of (euro)75 million (iv) the make whole penalty of (euro)63 million and the early repayment of the US private placement of (euro)230 million.

Provisions and other long-term liabilities

Long-term reserves amounted to (euro)923 million as of June 30, 2004. These reserves include primarily reserves for pension and retirement expenses of
(euro)609 million and a provision for deferred taxes of (euro)129 million. Other long-term liabilities amounted to (euro)72 million.

Stockholders' equity and minority interests

Stockholders' equity including minority interests was (euro)687 million as of June 30, 2004, an increase of (euro)412 million compared with the (euro)275 million recorded as of December 31, 2003. This substantial increase is due primarily to our issuance of 448,272,970 new shares in an underwritten rights offering which we completed on May 7, 2004, to the net loss of (euro)66 million for the first half of 2004, partially offset by a positive translation adjustment of (euro)27 million (due primarily to the increase of the U.S. dollar and the pound sterling relative to the Euro).

Outlook

At the end of June 2004, the Group's performance was in line with the objectives outlined in our recovery plan. We benefited from good volume in almost all of our businesses, from a more favorable pricing dynamic and from the initial impacts of our restructuring plans.

In the second half of the year, the business environment is expected to remain challenging due to continuous high raw materials prices and uncertainty on exchange rates. The Group's operating performance during this period should reflect the impact of divestitures, mainly from the sale of a portion of our food ingredients business and our North American phosphates business, divested respectively at the end of May and mid August 2004. It should also reflect the seasonal effects on our business activities noted in previous years, particularly in the third quarter, to reach a level lower than that achieved during the first six months of the year.

On a medium-term basis, we confirm our objectives of reducing our net debt to EBITDA ratio to below 3.5, of achieving EBITDA margin of 13% and, despite incurring losses in 2004 and 2005 due to increased financial costs and restructuring charges, returning to profitability by 2006.

The foregoing are forward-looking statements of future expectations and are based on management's current views and assumptions, notably with respect to foreign currency exchange rates, petroleum and raw materials prices. These forward-looking statements, as well as current views and assumptions on which they are based, involved known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. See "Cautionary Note about Forward-Looking Statements" below and "Item 3. Key Information - Risk Factors" included in our Form 20-F (as may be updated from time to time in subsequent SEC filings).

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained in this Report that are not historical facts, are statements of future expectations and other forward-looking statements. These statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. Factors that could cause such differences in actual results include:

     o changes in the competitive and regulatory framework in which we operate, in particular increased competition in the specialty chemicals industry;

     o changes in raw material prices, in particular the price of oil and oil derivatives;

     o changes in interest rates and currency exchange rates in currencies other than the euro, principally in U.S. dollars, Brazilian reals and U.S. dollar-influenced currencies;

     o our ability to introduce new products and to continue to develop our production process;

     o    customers and market concentration;

     o risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability;

     o    changes in economic or technological trends;

     o potential environmental claims, costs, liabilities or other obligations; and

     o general competitive and market factors on a global, regional and /or national basis.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004



                                      INDEX



Condensed Consolidated Balance Sheets.....................................  F-2

Condensed Consolidated Statements of Operations for the Six Months
Ended June 30, 2004 and 2003 and the Year Ended December 31, 2003 ........  F-4

Condensed Consolidated Statements of Cash Flows for the Six Months
Ended June 30, 2004 and 2003 and the Year Ended December 31, 2003.........  F-5

Condensed Consolidated Statements of Stockholders' Equity for the
Year Ended December 31, 2003 and the Six Months Ended June 30, 2004.......  F-6

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004

         Condensed Consolidated Balance Sheets
Assets

-----------------------------------------------------------------------------------------------------------------
  December 31, 2003                             (In millions of (euro))                        June 30, 2004
                                                                                                (Unaudited)*

-----------------------------------------------------------------------------------------------------------------
            437       Goodwill                                                                          412

            132       Other intangible assets                                                           103

          2,526       Tangible assets                                                                 2,402

                      Investments and other assets:

            170            Deposits and long-term receivables                                           165

            123            Investments accounted for by the equity method                                98

             54            Investments at cost                                                           53

            526            Other assets                                                                 590
-----------------------------------------------------------------------------------------------------------------

          3,968       Total long-term assets                                                          3,823
-----------------------------------------------------------------------------------------------------------------

            726       Inventories                                                                       705

            311       Accounts receivable                                                               450

            758       Other current assets                                                              821

            253       Marketable securities                                                              51

            513       Cash and cash equivalents                                                         471
-----------------------------------------------------------------------------------------------------------------

          2,561       Total current assets                                                            2,498
-----------------------------------------------------------------------------------------------------------------

          6,529       Total assets                                                                    6,321
-----------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004

Condensed Consolidated Balance Sheets

Liabilities and Stockholders' Equity

-----------------------------------------------------------------------------------------------------------------

 December 31, 2003                             (In millions of (euro))                            June 30, 2004
                                                                                                   (Unaudited)*
-----------------------------------------------------------------------------------------------------------------
          179       Common stock                                                                        628

        2,513       Additional paid-in capital                                                          807

      (1,841)       Retained earnings/(deficit)                                                       (201)

        (599)       Cumulative translation adjustment                                                 (572)
-----------------------------------------------------------------------------------------------------------------

          252       Total stockholders' equity                                                          662
-----------------------------------------------------------------------------------------------------------------
           23                                                                                            25
                    Minority interests
-----------------------------------------------------------------------------------------------------------------

          275       Total stockholders' equity and minority interests                                   687

                    Reserves for pensions, deferred income taxes and other costs in excess
          945       of one year                                                                         923

           70       Other long-term liabilities                                                          72

        1,886       Long-term debt                                                                    2,649
-----------------------------------------------------------------------------------------------------------------
        1,447       Short-term borrowings and current portion of long-term debt                         258

          784       Accounts payable                                                                    788

          311       Short-term reserves for pensions, deferred income taxes and other costs             310

          811       Other current liabilities                                                           634
-----------------------------------------------------------------------------------------------------------------

        3,353       Total current liabilities                                                         1,990
-----------------------------------------------------------------------------------------------------------------

        6,529       Total Liabilities and Stockholders' Equity                                        6,321
-----------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004


Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2004 and 2003 and the Year Ended December 31, 2003



----------------------------------------------------------------------------------------------------------------
   Year Ended                           (In millions of (euro))                  Six Months      Six Months
  December 31,                                                                      Ended           Ended
     2003                                                                          June 30,       June 30,
                                                                                    2004            2003
                                                                                (Unaudited)*    (Unaudited)*
----------------------------------------------------------------------------------------------------------------
          5,453     Net sales                                                       2,759           2,835
----------------------------------------------------------------------------------------------------------------
        (4,218)     Production costs and expenses                                  (2,137)         (2,168)
          (612)     Administrative and selling expenses                              (279)           (322)
          (187)     Research and development expenses                                 (86)            (97)
          (524)     Depreciation and amortization                                    (209)           (213)
           (71)     Restructuring and environmental costs                             (79)            (13)
----------------------------------------------------------------------------------------------------------------
          (159)     Operating income/(loss)                                           (31)              22
          (250)     Financial expense - net                                          (148)            (64)
           (98)     Other income/(expense) - net                                       175            (12)
----------------------------------------------------------------------------------------------------------------
          (507)     Income/(loss) of consolidated subsidiaries before income           (4)            (54)
                    taxes
          (142)     Income taxes                                                      (38)            (13)
----------------------------------------------------------------------------------------------------------------
          (649)     Income/(loss) of consolidated subsidiaries                        (42)            (67)
           (95)     Equity in earnings/(losses) of affiliated companies               (13)            (38)
          (602)     Amortization of goodwill                                           (9)            (41)
----------------------------------------------------------------------------------------------------------------
        (1,346)     Income/(loss) before minority interests                           (64)           (146)
            (5)     Minority interests                                                 (2)             (4)
----------------------------------------------------------------------------------------------------------------
        (1,351)     Net income/(loss)                                                 (66)           (150)
----------------------------------------------------------------------------------------------------------------
                    Earnings/(loss) per share (in (euro))

         (7.53)     o        Basic                                                  (0.21)          (0.84)
    179,309,188     o        Average shares outstanding                       314,776,294     179,309,188
         (7.53)     o        Diluted                                                (0.21)          (0.84)
    179,309,188     o        Average shares after dilution                    314,776,294     179,309,188
----------------------------------------------------------------------------------------------------------------



          The accompanying notes are an integral part of the Condensed
                       Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004


Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2004 and 2003 and the Year Ended December 31, 2003

----------------------------------------------------------------------------------------------------------------
    Year Ended                         (In millions of (euro))                  Six Months       Six Months
December 31, 2003                                                                 Ended            Ended
                                                                                June 30, 2004    June 30, 2003
                                                                                (Unaudited)*     (Unaudited)*
----------------------------------------------------------------------------------------------------------------
        (1,351)    Net income/(loss)                                                   (66)           (150)
----------------------------------------------------------------------------------------------------------------
                   Adjustments to reconcile net income/(loss) to net cash
                   provided by/(used for) operating activities:
              5    Minority interests                                                     2               4
          1,126    Depreciation and amortization of assets                              219             254
             79    Change in operating reserves                                          30              38
              -    Debt refinancing and rights offering costs                            14               -
             92    Change in financial reserves                                         (7)               5
             95    Equity in (earnings)/losses of affiliated companies                   14              38
              2    Dividends received from affiliated companies                           1               1
             31    Net (gains)/losses from disposals of assets                        (189)               6
            102    Deferred income taxes                                                 11            (26)
           (35)    Unrealized exchange differences                                     (13)              51
                   Change in working capital:
             63         (Increase)/decrease in inventories                              (4)              15
             33         (Increase)/decrease in accounts receivable                    (144)            (18)
          (144)         Increase/(decrease) in accounts payable                         (5)            (50)
                        Increase/(decrease) in other operating assets and
           (87)         liabilities                                                    (95)            (32)
----------------------------------------------------------------------------------------------------------------
             11    Net cash provided by/(used for) operating activities               (232)             136
----------------------------------------------------------------------------------------------------------------
          (233)    Additions to property, plant and equipment                          (78)           (109)
           (42)    Other capital investments                                           (15)            (15)
             92    Proceeds from disposals of assets                                    357              11
          (173)    (Increase)/decrease in loans and short-term investments               84           (242)
----------------------------------------------------------------------------------------------------------------
          (356)    Net cash provided by/(used for) investing activities                 348           (355)
----------------------------------------------------------------------------------------------------------------
              -    Capital increase, net of costs                                       446               -
           (22)    Dividends paid to Rhodia stockholders                                  -               -
          2,332    New long-term borrowings                                             965           1,782
        (1,348)    Repayments of long-term borrowings                                 (694)         (1,187)
          (240)    Increase/(decrease) in short-term borrowings                       (876)           (118)
----------------------------------------------------------------------------------------------------------------
                   Net cash provided by/(used for) financing
            722    activities                                                         (159)             477
----------------------------------------------------------------------------------------------------------------
            (7)    Net effect of exchange rate changes on cash                            1               -
----------------------------------------------------------------------------------------------------------------
            370    Increase/(decrease) in cash and cash equivalents                    (42)             258
            143    Cash and cash equivalents at beginning of period                     513             143
----------------------------------------------------------------------------------------------------------------
            513    Cash and cash equivalents at end of period                           471             401
----------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the Condensed Consolidated
                             Financial Statements.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004


Condensed Consolidated Statements of Stockholders' Equity for the Year Ended December 31, 2003 and the Six Months Ended June 30, 2004

-----------------------------------------------------------------------------------------------------------------
   (In millions of (euro))                 Common     Additional   Retained   Net       Cumulative       Total
                                           stock      paid-in     earnings/  income/   translation  Stockholders'
                                                      capital     (deficit)  (loss)    adjustment      Equity
-----------------------------------------------------------------------------------------------------------------
December 31, 2002                           179       2,514       (414)        (4)         (440)         1,835
-----------------------------------------------------------------------------------------------------------------
Allocation to retained earnings                         (1)         (3)          4                           -
Dividends paid                                                     (22)                                   (22)
Net loss                                                                   (1,351)                     (1,351)
Change in accounting principles (1)                                (48)                                   (48)
Translation                                                         (3)                    (159)         (162)
-----------------------------------------------------------------------------------------------------------------
December 31, 2003                           179       2,513       (490)    (1,351)         (599)           252
-----------------------------------------------------------------------------------------------------------------
Allocation to retained earnings (2)                 (1,706)       (355)      1,351                           -
Capital increase                            449                                                            449
Net loss                                                                      (66)                        (66)
Translation                                                                                   27            27
-----------------------------------------------------------------------------------------------------------------
June 30, 2004 (Unaudited)                   628         807       (135)       (66)         (572)           662
-----------------------------------------------------------------------------------------------------------------


(1) The change in accounting principles relates to long-term service payments to employees.

(2) The allocation of retained earnings as a reduction in additional paid-in capital is in accordance with the decision made by the stockholders at the annual general meeting in March 2004.

          The accompanying notes are an integral part of the Condensed
                       Consolidated Financial Statements.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004

Notes to Condensed Consolidated Financial Statements

Note 1 - Accounting Policies

The interim condensed consolidated financial statements for the six months ended June 30, 2004 have been prepared using the accounting policies and principles used for the preparation of the 2003 audited consolidated financial statements, adapted for interim closing procedures in which Rhodia uses more estimates than in year-end closings, in accordance with:

     o rule n(degree) 99-02 issued by the Comite de la Reglementation Comptable ("CRC") relating to consolidated financial statements of commercial societies and public companies,

     o regulation 99.R.01 issued by the Conseil National de la Comptabilite ("CNC") relating to interim financial statements.

Going Concern

Due to the depressed market conditions marked by persistently high raw material costs and a weakness in demand, and the unfavorable impact of the strengthening of the euro against the U.S. dollar, Rhodia initiated a recovery plan in October 2003. The progress of this recovery plan as of June 30, 2004 is summarized below:



--------------------------------------------------------- ----------------------------------------------------------
          Actions to be Undertaken in the Plan                        Progress as of June 30, 2004
--------------------------------------------------------- ----------------------------------------------------------
Refocus its business portfolio in order to accelerate      Completed or almost completed divestitures
the reduction of debt by putting into place a              totalling (euro)860 million of gross proceeds, (euro)760
divestment program to generate at least (euro)700          million of net proceeds after taxes and other expenses,
million in divestitures by the end of 2004, including      of which a total of (euro)357 million in cash
the receipt of at least (euro)200 million in cash by       was received as of June 30, 2004.
June 30, 2004.
--------------------------------------------------------- ----------------------------------------------------------
Streamline its structure by simplifying its                Implemented, in accordance with the established calendar,
organization with a focus on reducing administrative       cost reduction plans, in particular in France, which
and commercial costs by (euro)120 million in 2005 and      should generate by 2006 more cost  reductions than
(euro)165 million in 2006.                                 originally forecasted.
--------------------------------------------------------- ----------------------------------------------------------
Consolidate its short-term and medium-term financing       In April 2004, Rhodia issued new shares that
requirements to secure medium-term liquidity and           generated net proceeds of (euro)448 million.
renegotiate the financings for which it did not expect     Refinancings have been completed. Average maturity
to meet the financial covenants as of December 31, 2003.   of Rhodia's debt has been significantly extended. The
                                                           financial reorganization is presented in detail in
                                                           Notes 9 and 11.
--------------------------------------------------------- ----------------------------------------------------------


Rhodia undertook a number of commitments under the Secured Coordination Agreement ("SCA"), signed on December 23, 2003, with twenty-three of its creditor banks. Rhodia has complied with all commitments required to be met as of June 30, 2004. A commitment that remains to be completed by December 31, 2004 consists of achieving an asset disposal program to generate net cash proceeds of at least (euro)700 million in 2004. This commitment should be met since Rhodia has completed or almost completed divestitures of (euro)760 million of net proceeds after taxes and other expenses as of June 30, 2004.

On March 31, 2004, Rhodia entered into a Refinancing Facilities Agreement ("RFA"). Under the RFA, there were a number of commitments undertaken by Rhodia, the only commitment not completed as of June 30, 2004 relates to extending or replacing its asset securitization programs in order that these programs are maintained throughout the term of the RFA. The existing securitization agreements have been extended until the end of December 2004 or January 2005, depending upon the program. New agreements are being negotiated.

Rhodia prepaid the U.S. Private Placement notes of $290 million, including a make-whole payment of $84 million.

In a business environment that remains difficult due in large part to the persistent weakness of the U.S. dollar, the continued rise in raw material prices and the costs of the restructuring programs, Rhodia does not expect to return to profitability until 2006.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004

In spite of these difficulties, based on the results obtained and the progress of actions as of June 30, 2004, Rhodia believes that it has sufficient sources of financing to continue to operate its businesses under normal operating conditions.

Initial application of CRC Recommendation 2004-03

Recommendation 2004-03, issued by the CRC, which is applicable to periods after August 4, 2004, modified the conditions for including special purpose entities in the consolidation perimeter, it eliminated the requirement of equity ownership with respect to these entities. Consequently, all special purpose entities must be consolidated if Rhodia directly or indirectly controls these entities, even if Rhodia does not own any shares.

The special purpose entities identified by Rhodia are those entities involved with asset securitization. Rhodia believes that it does not control these entities. However, the concept of the retention of decision-making power, an essential criterion in determining control of these entities, as well as the conditions for applying the new standard to foreign entities, are subject to precise instructions from a group of experts, set up by the CNC, that are addressing this issue. These entities may need to be consolidated by Rhodia as of December 31, 2004, according to the standards that will be issued by the CNC.

The results of the sales of receivables have been presented by Rhodia as a note to its condensed consolidated financial statements. This information is included in Note 8.

Changes in Presentation

Reclassifications in the Consolidated Statements of Operations

Rhodia's shipping and handing costs, previously classified as administrative and selling expenses, are included in production costs and expenses in the Consolidated Statements of Operations as of December 31, 2003 and subsequently. The amount of these costs ((euro)161 million) for the six months ended June 30, 2003 has been reclassified for comparability.

Reclassifications in the Consolidated Cash Flow Statements

Debt issuance costs, previously included in cash flows from operating activities, are now presented in cash flows from financing activities. The amount ((euro)38 million) for both the six months ended June 30, 2003 and the year ended December 31, 2003, previously included in changes in other operating assets and liabilities have been reclassified as a reduction of new long-term borrowings.

Deferred income taxes and unrealized exchange differences, and changes in operating and financial reserves are separately presented in the Consolidated Statements of Cash Flows as of December 31, 2003 and subsequently. These amounts for the six months ended June 30, 2003 have been reclassified for comparability.

Note 2 - Scope of Consolidation and Comparability

The principal changes in the reporting entity for the six months ended June 30, 2004 and the year ended December 31, 2003 are as follows:

First Half of 2004
------------------

     o April 2004 - Sale of Rhodia's 50% equity ownership in Extractos Naturales Gelymar S.A. to Syntex. S.A.

     o    May 2004 - Sale of the Food Ingredients business to the Danisco Group.

     o June 2004 - Sale of the UK and European Specialty Phosphates business to Thermphos International.

2003
----

     o    July 2003 - Sale of the polyurethane flame retardants business.

     o September 2003 - Sale of the paper and textile industrial additives business.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004

Based on a comparable basis of reporting entity and exchange rates, net sales and operating income would have been (euro)2,697 million and (euro)6 million, respectively, for the six months ended June 30, 2003.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004

Taking into account the actual dates of the principal sales of businesses over the first six months of 2004, their impact on the comparison of the net sales for the six months ended June 30, 2004 and 2003 is approximately 1.5%, as such no pro forma accounts are required. Note 13 discloses, for each period presented, the impact on net sales and operating income of the sales of businesses sold or held for sale as of June 30, 2004.

Note 3 - Segment Information

In connection with its reorganization and rationalization programs, Rhodia has reorganized its previous internal structure, which was based on four market-oriented divisions, into a new organization comprised of nine enterprises. Prior year's data was reclassified.



----------------------- ----------- -------------- ------------ ----------------- --------------- ------------ -----------
(In millions of (euro))             Perfumery,     Polyamide    Home,             Phosphorus,     Eco          Acetow
                        Rhodia      Performance                 Personal Care &   Phosphates &    Services
                        Pharma      &                           Industrial        Food
                        Solutions   Agrochemicals               Ingredients       Ingredients

----------------------- ----------- -------------- ------------ ----------------- --------------- ------------ -----------
Six months ended
 June 30, 2004:

Net sales                      128            177          738               316             536          103         194
Intersegment sales             (3)           (11)         (53)               (8)            (29)            -           -
Net sales - external           125            166          685               308             507          103         194
Operating income              (30)           (20)           24                32              26           22          34
----------------------- ----------- -------------- ------------ ----------------- --------------- ------------ -----------

----------------------- ----------- -------------- ------------ ----------------- --------------- ------------ -----------
(In millions of (euro)) Rhodia      Perfumery,                  Home,             Phosphorus,     Eco          Acetow
                        Pharma      Performance &               Personal Care &   Phosphates &    Services
                        Solutions   Agrochemicals  Polyamide    Industrial        Food
                                                                Ingredients       Ingredients

----------------------- ----------- -------------- ------------ ----------------- --------------- ------------ -----------
Six months ended
 June 30, 2003:

Net sales                      138            193          717               315             576          107         222
Intersegment sales             (2)           (16)         (47)               (8)            (29)            -           -
Net sales - external           136            177          670               307             547          107         222
Operating income              (37)              6           38                29               3           35          38
----------------------- ----------- -------------- ------------ ----------------- --------------- ------------ -----------



----------------------- ---------------- ------------- ------- ------------
(In millions of (euro)) Performance      Rare          Other   Consolidated
                        Products for     Earths,
                        Multifunctional  Silicones &
                        Coatings         Silica
                                         Systems
----------------------- ---------------- ------------- ------- ------------
Six months ended
 June 30, 2004:
Net sales                          260           378       64        2,894
Intersegment sales                (12)          (16)      (3)        (135)
Net sales - external               248           362       61        2,759
Operating income                   (2)           (4)    (113)         (31)
----------------------- ---------------- ------------- ------- ------------

----------------------- ---------------- ------------- ------- ------------
(In millions of (euro)) Performance      Rare          Other   Consolidated
                        Products for     Earths,
                        Multifunctional  Silicones &
                        Coatings         Silica
                                         Systems
----------------------- ---------------- ------------- ------- ------------
Six months ended
 June 30, 2003:

Net sales                          268           369       64        2,969
Intersegment sales                (11)          (16)      (5)        (134)
Net sales - external               257           353       59        2,835
Operating income                     3           (3)     (90)           22
----------------------- ---------------- ------------- ------- ------------

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004

----------------------- ----------- -------------- ------------ ----------------- --------------- ------------ -----------
(In millions of (euro)) Rhodia     Perfumery,     Polyamide        Home,         Phosphorus,        Eco        Acetow
                        Pharma     Performance                Personal Care &    Phosphates &    Services
                        Solutions      &                        Industrial          Food
                                   Agrochemicals                Ingredients      Ingredients

----------------------- ----------- -------------- ------------ ----------------- --------------- ------------ -----------
Year ended December
31, 2003:

Net sales                    260            366        1,373               609           1,108          213         424
Intersegment sales           (4)           (31)        (101)              (17)            (57)            -           -
Net sales - external         256            335        1,272               592           1,051          213         424
Operating income           (109)           (11)           55                42            (70)           44          72
----------------------- ----------- -------------- ------------ ----------------- --------------- ------------ -----------


----------------------- ---------------- ------------- --------- ----------
(In millions of (euro))  Performance        Rare       Other    Consolidated
                        Products for      Earths,
                        Multifunctional   Silicones &
                          Coatings        Silica
                                          Systems
----------------------- ---------------- ------------- --------- ----------
Year ended December
31, 2003:

Net sales                         523           721       124      5,721
Intersegment sales               (21)          (30)       (7)      (268)
Net sales - external              502           691       117      5,453
Operating income                  (1)           (3)     (178)      (159)
----------------------- ---------------- ------------- --------- ----------

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004

Note 4 - Financial Expense - Net



---------------------------------------------------------------------------------------------------------------
 December 31, 2003  (In millions of (euro))                                         June 30, 2004    June 30, 2003
---------------------------------------------------------------------------------------------------------------
        (187)       Interest expense                                                (108)             (73)
          62        Interest income                                                    12               25
           3        Capitalized interest                                                1                1
        (128)       Other financial charges - net                                    (53)             (17)
---------------------------------------------------------------------------------------------------------------
        (250)       Total                                                           (148)             (64)
---------------------------------------------------------------------------------------------------------------



Issuance costs of new loans or credit facilities are recorded as an asset. The amortization of these costs is spread over the duration of the financing and is included in other financial charges - net. Concerning the RFA credit facility, the amortization of these costs is linear, except that an exceptional amortization was recorded upon the reduction of the maximum amount of the RFA facility in proportion to the amount of this reduction.

The nonrecurring expenses relating to the financial reorganization recorded in financial expense for the six months ended June 30, 2004 amounts to (euro)26 million, of which:

     o (euro)12 million relates to the premium paid on repurchase of the Euro medium-term notes due in 2005;

     o (euro)11 million relates to the RFA facility, of which (euro)7 million relates to the exceptional amortization of the issuance costs upon the reduction of the maximum amount of the RFA facility from (euro)758 million to (euro)565 million, and (euro)4 million relates to costs charged directly to expense; and

     o    (euro)2 million relates to the rights offering (see Note 9).

Note 5 - Other Income/(Expense) - Net

---------------------------------------------------------------------------------------------------------------
 December 31, 2003  (In millions of (euro))                                         June 30, 2004    June 30, 2003
---------------------------------------------------------------------------------------------------------------
        (31)        Gains/(losses) on disposals of assets - net (1)                 189                (7)
         13         Net gains/(losses) on foreign currency                          (10)               19
          2         Dividends from other investments                                  -                 2
        (30)        Losses on financial assets                                       (2)              (10)
        (21)        Loss on sales of receivables                                     (8)              (11)
        (31)        Other income/(expense) - net                                      6                (5)
---------------------------------------------------------------------------------------------------------------
        (98)        Total                                                           175               (12)
---------------------------------------------------------------------------------------------------------------


(1) Includes, for the six months ended June 30, 2004, a (euro)191 million gain relating to the sale of the Food Ingredients business, a (euro)24 million gain relating to the sale of the Aubervilliers site and a (euro)(20) million loss relating to the partial divestment of the Ying Long subsidiary.

On June 22, 2004, the specialty phosphates business in the UK and Europe was sold to Thermphos International for its net book value. The sales proceeds of
(euro)20 million were received on July 1, 2004 and are recorded in the consolidated balance sheet under Other current assets as of June 30, 2004.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004

Note 6 - Income Taxes

An analysis of the theoretical income tax provision and the actual income tax provision for the six months ended June 30, 2004 follows (in millions of (euro)):



---------------------------------------------------------------------------------------------------------------
Income before income taxes                                                                           (4)
Theoretical income tax provision at 35.43%                                                            1
Valuation allowance on deferred tax assets recorded at June 30, 2004 relating  to the
consolidated French tax perimeter                                                                   (63)
Reversal of valuation allowances on deferred tax assets                                              25
Other                                                                                                (1)
---------------------------------------------------------------------------------------------------------------
Actual income tax provision                                                                         (38)
---------------------------------------------------------------------------------------------------------------



The reversal of valuation allowances on deferred tax assets results from the utilization of operating loss carry forwards by the U.S. operations, relating mostly to the sale of the Food Ingredients business.

Note 7 - Investments Accounted for by the Equity Method


------------------------------------------------------------------------------
(In millions of (euro))          %         June 30, 2004   December 31, 2003
                             Ownership
------------------------------------------------------------------------------
Nylstar Group                   50%               6                  18
Butachimie                      50%              62                  59
Gelymar                         50%               -                  10
Others                                           30                  36
------------------------------------------------------------------------------
Total                                            98                 123
------------------------------------------------------------------------------


As of June 30, 2004, Nylstar owes Rhodia (euro)45 million. Therefore, Rhodia's total investment in Nylstar amounted to (euro)51 million. As a result of significant losses experienced over the past three years and the significant restructuring program launched in 2003, Nylstar faces financial difficulties that caused the management of this joint venture to renegotiate its loans with its financial lenders in order to improve its liquidity and to continue to operate. The management of Nylstar estimates that these negotiations should soon lead to an agreement. The shareholders provided the banks collateral of (euro)12 million (subscribed 50% by Rhodia). As of June 30, 2004, this collateral was reduced to (euro)8 million by the partners providing additional shareholder loans. In the meantime, Nylstar received shareholder loans from its two partners of (euro)38 million, of which (euro)26 million was advanced over the past six months (subscribed 50% by Rhodia). It is expected that the shareholders loans will be converted to capital with the signing of the bank refinancing agreement. Under these circumstances, the management of Nylstar believes that the application of the accounting standards, based on a going concern, is appropriate in the presentation of its consolidated accounts as of June 30, 2004. Rhodia recorded its share of losses based on these accounting standards.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004

Note 8 - Asset Securitizations

During 2004 and 2003, certain Rhodia companies sold uncollected trade and other receivables, on a monthly or quarterly basis, in accordance with multi-year asset securitization agreements entered into with various banks under which receivables can be sold, on a non-recourse basis, either to qualifying special purpose entities (QSPEs) or directly to banks, and are settled against cash payments and undivided interests in a defined pool of receivables (residual interests). The QSPEs then sell the interests they purchased in those receivables to commercial paper conduits.

The amount of trade receivables sold as of June 30, 2004 and December 31, 2003 was (euro)505 million and (euro)523 million, respectively, which generated a net cash collection of (euro)355 million as of June 30, 2004 compared with (euro)378 million as of December 31, 2003, reflecting a dilution of 29.8% and 27.7%, respectively.

The amount of other receivables sold as of June 30, 2004 and December 31, 2003 was (euro)34 million and (euro)48 million, respectively, which generated a net cash collection of (euro)25 million as of June 30, 2004 compared with (euro)35 million as of December 31, 2003, reflecting a dilution of 29.8% and 27.1%, respectively.

The loss on the sales of receivables is reported as Other income/(expense) - net (see Note 5) and amounts to (euro)8 million, (euro)11 million and (euro)21 million, respectively, for the six months ended June 30, 2004 and 2003 and the year ended December 31, 2003.

Note 9 - Stockholders' Equity

On April 13, 2004, Rhodia launched a new issue of capital with preferential subscription rights, which was completed on May 7, 2004, and which generated gross proceeds of (euro)471 million. This new issue of capital resulted in the issuance of 448,272,970 new shares based on five new shares for two old shares. The new shares were sold at (euro)1.05 per new share, or a premium of (euro)0.05 per share, which generated an issuance premium of (euro)22 million. The expenses of the rights offering amounted to (euro)24 million. These expenses were charged initially to the issuance premium account with the residual amount of (euro)2 million being recorded in the statement of operations under Financial expense - net.

Note 10 - Reserves for Pensions, Deferred Income Taxes and Other Costs

(a)  Movements



--------------------------------------------------------------------------------------------------------------------
                                 Balance,       New       Expenditures   Reclassifications Translation    Balance,
                                January 1,    Measures     Charged to                                     June 30,
                                   2004                     Reserves                                        2004
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Pension  and  retirement  costs      644         47            (44)             (1)               1           647
(1)
--------------------------------------------------------------------------------------------------------------------
Restructuring                        152         95            (48)             --                4           203
--------------------------------------------------------------------------------------------------------------------
Deferred income taxes                140         --             (9)             --                4           135
--------------------------------------------------------------------------------------------------------------------
Environmental                         83         1              (8)              1               --            77
--------------------------------------------------------------------------------------------------------------------
Other (2)                            237         17            (52)            (33)               2           171
--------------------------------------------------------------------------------------------------------------------
Total                              1,256        160           (161)            (33)              11         1,233
--------------------------------------------------------------------------------------------------------------------



(1) Certain pension and retirement liabilities have been curtailed as a result of the reorganization plan that commenced during the first half of 2004, as well as sale of the Food Ingredients business. Consequently, a reduction of the provision for pension and retirement liabilities was recorded in the statement of operations under the caption "Restructuring and environmental costs" for (euro)13 million and under the caption "Other income/(expense)" for (euro)4 million, depending on the operation that caused the curtailment.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004

(2) Of which (euro)16 million for the first half of 2004 relates to the Silver Bow provision (see Note 12b). The reclassification of (euro)33 million corresponds to the reclassification of the negative equity in Primester as a reduction of the loans to Primester, which resulted from the financial reorganization of Rhodia during the first half of 2004 in which Rhodia loaned (euro)98 million to Primester in order for Primester to repay its debt to financial institutions.

(b)   Reorganization

The new measures for restructuring that were recorded during the first half of 2004 amounted to (euro)86 million and correspond mainly to:

     o the reorganization in research, the development of a shared services center in France and the reduction of the Corporate structure for
          (euro)66 million. The headcount reduction of these plans is 522 employees.

     o an industrial restructuring plan in the Perfumery, Performance and Agrochemicals enterprise in France for (euro)11 million.

Revisions of prior years' restructuring costs amounted to (euro)8 million. The reduction of the restructuring provision for (euro)48 million relates solely to spending during the first half of 2004.

Note 11 - Financial Debt

a)   Refinancing Plan:

The refinancings completed during the first half of 2004 were as follows:

     o On March 31, 2004, Rhodia entered into a new credit facility (the "RFA") for (euro)758 million, including a (euro)119 million short-term facility and a (euro)639 million medium-term facility. The RFA replaced the SCA, which had been entered into on December 23, 2003 and which was repaid in full and cancelled on May 14, 2004. Also on May 14, 2004, Rhodia cancelled the RFA's (euro)119 million short-term facility and reduced the RFA's medium-term facility to (euro)565 million. The maturity date of the RFA is March 30, 2006.

     o On May 17, 2004, Rhodia completed a high-yield bond offering with a maturity date of June 1, 2010, comprised of two tranches, one with a nominal value of $647 million and the other with a nominal value of
          (euro)181 million. The discount on these bonds was $37 million and
          (euro)10 million, respectively.

     o    On June 11, 2004, Rhodia closed on a public offer to repurchase its
          (euro)500 million, 6.25%, Euro Medium-Term Notes, maturing May 31, 2005, at 102.5% of par. The nominal value of the repurchased notes was
          (euro)451 million, or more than 90% of these notes, and the premium paid was (euro)12 million.

     o    Prepayment of its U.S. Private Placement Notes of $290 million.

     o    Partial payment of other indebtedness of (euro)62 million, including
          (euro)47 million relating to capital leases.

     o    Payment of fees and expenses totaling (euro)73 million.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004


b) Financial debt analysis



              (In millions of (euro))          June 30,   December   Maturity     Interest Rate
                                                 2004       2003
------------------------------------------------------------------------------------------------------
High-yield notes, $ tranche                      533         --     06/01/2010         10.25%(2)

High-yield notes, (euro) tranche                 181         --     06/01/2010         10.50%(2)

Euro medium-term notes                            49        500     05/31/2005          6.25%

Euro medium-term notes                           300        300     03/26/2006          6.00%

U.S. private placement notes                      --        170     06/30/2004          9.00%

U.S. private placement notes                      --         59     06/30/2004          9.45%

Senior notes $ tranche                           165        158     06/01/2010          7.625%(1)

Senior notes (euro) tranche                      200        200     06/01/2010          8.00%(1)

Senior subordinated notes $ tranche              317        305     06/01/2011          8.875%(1)

Senior subordinated notes (euro) tranche         300        300     06/01/2011          9.25%(1)

Revolving syndicat and other bilateral                                            Libor/Euribor +0.45%
credit facilities                                                                       to 3.05%
                                                 581      1,025    2004-2007

Capital lease obligations                        230        264    2005-2011

Other obligations                                 35         34    2008-2016           1% to 7.9%

Commercial paper                                  16         18     1-3 months       Euribor + 0.4%

------------------------------------------------------------------------------------------------------
Total Debt                                     2,907      3,333
------------------------------------------------------------------------------------------------------
                                                                                                               --------

(1) For the periods below, the interest rates were increased in accordance with the bond indentures as follows:

    o  November 28, 2003 to February 27, 2004: 0.25%
    o  February 28, 2004 to May 27, 2004: 0.50%
    o  May 28, 2004 to August 28, 2004: 0.75%

(2) Before original issue discount.

All financial debt is non-convertible and is senior debt unless otherwise noted. The use of the RFA by Rhodia is subject to maintaining certain financial ratios (covenants). Rhodia indicates that three ratios defined in the RFA: Consolidated Net Indebtedness/Adjusted EBITDAR, EBITDAR/Net Financial Expenses and Consolidated Net Indebtedness which as of June 30, 2004, were 6.06, 2.26 and
(euro)2,853 million, respectively, are in compliance with the commitments entered into by Rhodia.

According to the RFA, the components of the ratios are defined as follows:

o Consolidated net financial indebtedness as defined in the Refinancing Facilities Agreement includes long-term debt, bank overdrafts, current portion of long-term debt, plus guarantees by Rhodia with respect to indebtedness of third parties, joint ventures or unconsolidated subsidiaries, amounts outstanding under its securitization programs or leases and short-term borrowings less the aggregate of available cash, short-term deposits and marketable securities.

o Adjusted EBITDAR corresponds to the EBITDAR of Rhodia and each relevant subsidiary. EBITDAR is defined as operating income (before restructuring costs and after the cash impact of provisions other than provisions for restructuring) plus depreciation and amortization of tangible and intangible assets plus the

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004 aggregate amount of any lease rental payments. A relevant subsidiary is defined as an unconsolidated subsidiary or joint venture entity in which Rhodia owns or effectively controls at least 20% of the capital and voting rights, and for which a guarantee, indemnity or similar assurance of financial indebtedness has been given.

o Net financial expenses are defined as the aggregate of interest of financial debt and financing operations, after capitalization of financial expenses related to financing of certain assets and incorporated in the purchase cost of such assets, less the interest income from financial assets.

Note 12 - Commitments and Contingencies

a)   Pledged shares

The shares of certain operating subsidiaries, as well as intercompany loans between these subsidiaries and Rhodia S.A. were pledged as security to the lender banks under the RFA.

b)   Environmental matters

Rhodia is involved in certain environmental matters in the normal course of business, involving remediation activities relating to soil and ground contamination at some sites. Rhodia believes that there are no new significant actions other than those disclosed in Note 25 to the 2003 audited consolidated financial statements.

Concerning the litigation relating to the storage of phosphorus waste at Rhodia Inc.'s Silver Bow, Montana site in the United States, a sentencing proceeding was held on April 29, 2004. The sentence requires Rhodia Inc. to pay a fine of $18 million, which was accrued in 2003, and to remediate the subject contamination. The fine was paid on May 3, 2004. With respect to the subject contamination, Rhodia has recorded a $24 million accrual as of June 30, 2004. The precise nature of the remedial action, however, has not yet been determined, and actual costs could substantially exceed the amount of the provision depending on the method of remediation required, as finally approved by the relevant authorities.

Pursuant to the Environmental Indemnification Agreement with Aventis, dated May 26, 1998, Rhodia could claim, under certain conditions, indemnification from Aventis, with respect to costs that may arise from certain unanticipated environmental liabilities. On March 27, 2003, Rhodia and Aventis entered into an agreement to settle Rhodia's present and future claims under the Environmental Indemnification Agreement. Pursuant to the settlement, Aventis agreed to pay Rhodia a total of (euro)88 million, of which (euro)26 million was received in 2002, (euro)31 million was received in 2003 and the balance of (euro)31 million was received by Rhodia on April 23, 2004.

c) Foreign exchange risk, interest rate and price variation management

Rhodia believes that there are no significant changes in foreign exchange risk, interest rate and price variation management, management of risk of oil-based commodities and concentration of counterparty risk other than those disclosed in
Note 25 to the 2003 audited consolidated financial statements.

d)   Claims and litigation

Rhodia is involved in certain litigation in the normal course of business, involving primarily product liability claims, claims by the buyers of businesses previously sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace. Rhodia believes that there are no new significant actions in which Rhodia would be required to record a provision other than those disclosed in Note 25 to the 2003 audited consolidated financial statements, except for the litigation described hereafter.

By orders served on March 23 and March 30, 2004 by the Tribunal de Grande Instance de Grenoble, Chloralp, a supplier to Rhodia, obtained orders authorizing the seizure of accounts receivables and bank accounts of Rhodia Intermediaires, as well the placing of liens on its shares in certain joint ventures, with respect to a (euro)41 million claim of Chloralp. Rhodia has contested the merits of these orders. A tentative agreement was signed on July 26, 2004, with Chloralp, where the seizure of these assets was lifted until October 31, 2004, in order that a viable solution to this dispute can be negotiated.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004


Following the proceeding brought to the Tribunal de Commerce de Paris against Aventis and certain members of Rhodia's board of directors, Edouard Stern and Finance and Trading Ltd, a company that he manages, withdrew their personal damage complaints from the Paris court. On June 29, 2004, Finance and Trading Ltd. refiled this personal complaint with the Supreme Court of the State of New York. Another shareholder (Lakonia Management Limited) has joined in this proceeding. The plaintiffs claim damages of more than (euro)60 million. On August 12, 2004, Rhodia received notification that it is a defendant in this proceeding along with Aventis and certain members of Rhodia's board of directors.

Note 13 - Discontinued Operations

Discontinued operations are those business either sold or held for sale as of June 30, 2004, principally the Food Ingredients, the North American and European Specialty Phosphates and the European Potable and Waste Water Treatment businesses.

Discontinued operations includes the results of operations of a business sold or held for sale and income tax effects, but excludes expenses not sold to the purchaser. If the income statement elements of the discontinued operations were presented on one separate line, summary income statement data of the ongoing operations would be as follows:



-------------------------------------------------------------------------------------------------
 December 31, 2003  (In millions of (euro))                    June 30, 2004       June 30, 2003
-------------------------------------------------------------------------------------------------
    4,698           Net sales                                     2,424              2,441
     (156)          Operating income/(loss)                         (58)                (1)
   (1,097)          Income/(loss) from continuing operations       (276)              (150)
     (254)          Discontinued operations (1)                     210                  -
-------------------------------------------------------------------------------------------------
   (1,351)          Net income/(loss)                               (66)              (150)
-------------------------------------------------------------------------------------------------

(1) Includes a net gain on disposal of (euro)188 million for the six months ended June 30, 2004 and a net loss on disposal of (euro)(23) million and
      (euro)(46) million for the six months ended June 30, 2003 and the year ended December 31, 2003, respectively, and (income taxes)/benefit of
      (euro)(1) million, (euro)2 million and (euro)3 million for the six months ended June 30, 2004 and 2003 and the year ended December 31, 2003, respectively, and goodwill and intangible asset impairments of (euro)222 million for the year ended December 31, 2003.

Note 14 - Subsequent Events

On May 25, 2004, Rhodia announced the signing of a letter of intent with Feralco AB for the sale of its European potable and waste water treatment business. This sale was completed on August 6, 2004. This business generated net sales of
(euro)26.5 million in 2003.

On June 10, 2004, Rhodia entered into an agreement with Bain Capital for the sale of the North American Specialty Phosphates business. On August 13, 2004, Rhodia completed this sale for a price of approximately $530 million. The business had net sales of approximately (euro)400 million in 2003 and includes 1,075 employees.

Note 15 - Reconciliation to U.S. GAAP

Rhodia applies French GAAP in the preparation of the condensed consolidated financial statements. The differences between French GAAP and U.S. GAAP that have a material effect on Rhodia's condensed consolidated financial statements are described below.

15.1 Accounting Policies

a) Derivatives and hedging activities

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004

Accounting for Derivatives and Hedging Activities (FAS 133) requires the valuation of derivatives at fair value and the recognition of derivatives as an asset or a liability on the condensed consolidated balance sheet. Gains or losses resulting from changes in the values of derivatives are accounted for depending upon their intended use and whether they qualify for hedge accounting. The principal difference between FAS 133 and French GAAP, as it applies to Rhodia, relates to the accounting for cash flow hedges. Under FAS 133, the fair value of cash flow hedges is recorded as an asset or a liability with an offset to Other comprehensive income. Upon realization of cash flow hedges, Other comprehensive income is reclassified into Net income. Under French GAAP, cash flow hedges are commitments and are not recorded on the condensed consolidated balance sheet.

The effect of applying this standard is a reduction of Stockholders' equity as of June 30, 2004 and December 31, 2003. The application of this standard had no impact on Rhodia's Net income for the six months ended June 30, 2004 and 2003 or the year ended December 31, 2003.

b) Goodwill and other intangible assets

Accounting for Goodwill and Other Intangible Assets (FAS 142) requires the cessation of the amortization of goodwill and indefinite-lived intangible assets with the replacement of periodic tests of the impairment of these assets. French GAAP requires the amortization of goodwill and indefinite-lived intangible assets. In addition, in the event of an impairment of goodwill, U.S. GAAP requires a two-step process. The first step screens for potential goodwill impairment by comparing the fair value of the reporting unit with its respective carrying value. The second step, only performed if the carrying value of the reporting unit exceeds its fair value, measures the amount of goodwill impairment by comparing the reporting unit's implied fair value of goodwill with the carrying value of its goodwill. The implied fair value of goodwill is calculated on the fair value of the reporting unit's assets and liabilities in a similar manner to that used for purchase accounting under Business Combinations (FAS 141) and comparing the result with the fair value of the reporting unit to determine the amount of the implied fair value of goodwill. Under French GAAP, the amount of goodwill impairment is only based on the results of the above first step.

(c)  Long-lived assets

Accounting for Impairment or Disposal of Long-Lived Assets (FAS 144) requires that in the event of an impairment of a long-lived asset that is part of an asset group (defined as the lowest level of assets for which identifiable cash flows are largely independent of the cash flows of other assets), the recording of an impairment of that asset is not permitted unless the asset group is impaired. Under French GAAP, the recording of an impairment of a long-lived asset is required if that asset is impaired.

d)   Pensions

Employers' Accounting for Pensions (FAS 87) requires that a liability be recognized on the condensed consolidated balance sheet at least equal to the unfunded accumulated benefit obligation if the accumulated benefit obligation exceeds the fair value of plan assets. An additional minimum liability is also required to be recognized when an unfunded accumulated benefit obligation exists and (a) an asset has been recognized as prepaid pension costs, (b) the liability already recognized as unfunded accrued pension costs is less than the unfunded benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If this additional liability is recognized an equal amount is also recognized as an intangible asset, provided that this intangible asset does not exceed the amount of unrecognized prior service costs. If this additional liability exceeds unrecognized prior service costs, then the excess is reported, net of tax, as a component of Other comprehensive income. The above described minimum liability requirement does not exist under French GAAP.

e)   Discontinued operations

Accounting for Impairment or Disposal of Long-Lived Assets (FAS 144) requires that a disposal of a business that qualifies as a component of an entity must be accounted for as a discontinued operation. The same treatment apples to a component of an entity that is classified as held for sale. The results of operations of thee businesses, including financial expense, income taxes and the gain/(loss) on the disposal, are all reflected as a discontinued operation, and prior periods presented must be restated on a comparable basis. Under French GAAP, the results of operations of a business sold or held for sale are included until its date of disposal.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004

f) Environmental indemnification agreement

Rhodia and Aventis entered into an Environmental Indemnification Agreement, dated May 26, 1998, which provided for indemnification of certain environmental liabilities between Rhodia and Aventis that could arise in connection with Rhodia's chemical businesses at sites transferred to Rhodia on January 1, 1998. Under U.S. GAAP, these indemnification payments from Aventis are accounted for as additional contributed capital resulting from the transfer of these assets to Rhodia on January 1, 1998. Under French GAAP, these indemnification payments are recorded as a reduction of the related environmental expenses.

g) Deferred income taxes (restatement)

Rhodia identified an error in deferred income taxes and recorded a cumulative tax benefit of (euro)18 million in 2003 in accordance with French GAAP. This correction relates to recording additional deferred tax assets and a corresponding valuation allowance against these additional deferred tax assets in connection with book-to-tax basis differences arising in prior years for certain of its U.S. operations. Under U.S. GAAP, this correction is presented in the period to which the error relates and subsequent years' financial statements are adjusted as disclosed in Note 15.2.

h)  Asset retirement obligations

Accounting for Asset Retirement Obligations (FAS 143) addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and normal operations of a long-lived asset. FAS 143 requires the recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement cost is then capitalized as part of the carrying value of the long-lived asset and subsequently charged to expense over the asset's useful life. Currently, Rhodia believes that these obligations cannot be determined and that it cannot make a reasonable estimate of potential asset retirement obligations under existing regulations, since its industrial sites have long and indeterminable production lives.

(i)  Guarantees

Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45) requires the recognition of a liability at the inception of the guarantee for guarantees issued or modified after December 31, 2002, for the fair value of the obligation that Rhodia assumed in issuing the guarantee. Currently, there were no differences between French GAAP and U.S. GAAP relating to the accounting for guarantees.

j) Instruments with characteristics of both liabilities and equity

Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity (FAS 150) established standards for the classification of certain freestanding financial instruments that have characteristics of both liabilities and equity. FAS 150 requires the classification of a financial instrument within its scope, which may have previously been reported as equity, as a liability, or in certain circumstances as an asset. Currently, there are no such instruments.

k)  Leases

Accounting for Leases (FAS 13) requires that gains on sale/leaseback transactions that are accounted for as operating leases must be deferred and amortized over the term of the lease. For French GAAP, these gains are recognized in net income.

l) New accounting standards for U.S. GAAP in 2004

Employers' Disclosures about Pensions and Other Postretirement Benefits (FAS 132 (Revised)) (FAS 132R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. Those disclosures include information describing the types of plan assets, investment strategies, measurement date(s), plan obligations, cash flows and

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004 components of net periodic benefit costs. Rhodia will provide the additional disclosures required by FAS 132R by December 31, 2004.

Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") (FSP 106-2). Rhodia's U.S. subsidiary sponsors a post-employment health care benefit plan that provides prescription drug coverage. Pursuant to FSP 106-1, Rhodia elected to defer the accounting for the effects of the Act pending authoritative guidance on the accounting for the U.S. federal subsidy. Rhodia will prospectively adopt FSP 106-2 as of July 1, 2004. Rhodia believes that the impact of the Act on its consolidated financial statements will not be significant.

Consolidation of Variable Interest Entities (FIN 46 (Revised)) (FIN 46R) requires the consolidation of a variable interest entity in which the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or the holders of the equity investment at risk lack the characteristics of a controlling financial interest, and if Rhodia is the primary beneficiary. Rhodia has made an assessment of the FIN 46R impact and has determined that it has investments in certain companies that are accounted for by the equity method that are variable interest entities. However, Rhodia believes that it is not required to consolidate these entities since it is not the primary beneficiary of these entities. If Rhodia determines that it is the primary beneficiary of these variable interest entities, then pursuant to FIN 46R, Rhodia must consolidate these entities by December 31, 2004.

Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004


15.2 Reconciliation between French GAAP and U.S. GAAP

a)   Net income/(loss)

A reconciliation of net income/(loss) and earnings/(loss) per share between French GAAP and U.S. GAAP for the six months ended June 30, 2004 and 2003 and for the year ended December 31, 2003, which has been restated for the six months ended June 30, 2003 as described in Note 15.1g, appears below.



-----------------------------------------------------------------------------------------------
 December 31, 2003  (In millions of (euro))                      June 30, 2004    June 30, 2003
                                                                                   (Restated)
-----------------------------------------------------------------------------------------------
       (1,351)      Net income/(loss) (French GAAP)                 (66)            (150)
            37      Goodwill amortization                              9              21

         (101)      Goodwill impairment                              (3)              (2)
            18      Long-lived asset impairment                        -               -
             -      Sale/leaseback transaction                      (24)               -
          (18)      Deferred income tax adjustment                     -             (19)
          (40)      Environmental indemnification agreement          (2)             (11)
-----------------------------------------------------------------------------------------------
       (1,455)      Net income/(loss) (U.S. GAAP)                   (86)            (161)
-----------------------------------------------------------------------------------------------





---------------------------------------------------------------------------------------------------
 December 31, 2003  (In (euro))                                June 30, 2004       June 30, 2003
                                                                                   (Restated)
---------------------------------------------------------------------------------------------------
                    Basic and diluted earnings/(loss) per


      (8.11)        share - U.S. GAAP                             (0.27)             (0.90)
---------------------------------------------------------------------------------------------------


b)   Stockholders' equity

A reconciliation of stockholders' equity between French GAAP and U.S. GAAP as of June 30, 2004 and December 31, 2003 follows.

-------------------------------------------------------------------------------
 December 31, 2003  (In millions of (euro))                       June 30, 2004
-------------------------------------------------------------------------------
           252      Stockholders' equity (French GAAP)               662
           (8)      Derivatives (cash flow hedges)                    (8)
            78      Goodwill amortization                             85
         (101)      Goodwill impairment                             (104)
            18      Long-lived asset impairment                       18
             -      Sale/leaseback transaction                       (24)
         (449)      Pension liability over plan assets              (460)
          (13)      Environmental indemnification agreement           16
-------------------------------------------------------------------------------
         (223)      Stockholders' equity (U.S. GAAP)                 185
-------------------------------------------------------------------------------


c)   Comprehensive income/(loss)


                                      F-22

Comprehensive income/(loss) includes all changes in stockholders' equity during a period except those resulting from investments by and distributions to stockholders. The following table presents comprehensive income/(loss) for the six months ended June 30, 2004 and 2003 and for the year ended December 31, 2003, which has been restated for the six months ended June 30, 2003 as described in Note 15.1g.


------------------------------------------------------------------------------------------
 December 31, 2003  (In millions of (euro))               June 30, 2004   June 30, 2003
                                                                          (Restated)
------------------------------------------------------------------------------------------
       (1,455)      Net income/(loss) (U.S. GAAP)           (86)              (161)
           30       Derivatives                                -                21
         (113)      Pension liability over plan assets      (11)                 8
         (147)      Translation                               25               (90)
------------------------------------------------------------------------------------------
       (1,685)      Comprehensive income/(loss)             (72)              (222)
------------------------------------------------------------------------------------------


d)   Operating income

The goodwill impairment of continuing operations, the loss on the sales of receivables and other income/(expense) which are recorded below operating income in accordance with French GAAP should be included in operating income for U.S. GAAP. In addition, the differences in the accounting for the impairment in long-lived assets between French GAAP and U.S. GAAP affect the reconciliation of operating income. A reconciliation of operating income between U.S. GAAP and French GAAP follows.



----------------------------------------------------------------------------------------------------
 December 31, 2003  (In millions of (euro))                       June 30, 2004       June 30, 2003
----------------------------------------------------------------------------------------------------
         (159)      Operating income/(loss) - French GAAP             (31)                22
                    Operating (income)/loss of discontinued
             3      operations included above                         (27)               (23)
                    Goodwill impairment - continuing
         (428)      operations                                         -                   -
          (21)      Loss on sales of receivables                       (8)               (11)
          (31)      Other income/(expense)                              6                 (5)
          (40)      Environmental indemnification agreement            (2)               (17)
----------------------------------------------------------------------------------------------------
         (676)      Operating income/(loss) - U.S. GAAP               (62)               (34)
----------------------------------------------------------------------------------------------------


Rhodia and subsidiaries
Unaudited condensed consolidated financial statements for the six months ended June 30, 2004

e) Discontinued operations - FAS 144 additional disclosures

Discontinued operations are those business either sold or held for sale as of June 30, 2004, principally the Food Ingredients, the North American and European Specialty Phosphates and the European Potable and Waste Water Treatment businesses, that qualify as a component of an entity. Discontinued operations include the results of operations of the business sold or held for sale and income tax effects, but excludes expenses not sold to the purchaser.

Presented below is consolidated summary financial information for the six months ended June 30, 2004 and 2003 and the year ended December 31, 2003, which has been restated for the six months ended June 30, 2003 as described in Note 15.1g, reflecting the disposals of businesses that qualify as a component of an entity as discontinued operations.



--------------------------------------------------------------------------------------------------
 December 31, 2003  (In millions of (euro))                 June 30, 2004       June 30, 2003
                                                                                  (Restated)
--------------------------------------------------------------------------------------------------
         4,698      Net sales                                   2,424                2,441
         (676)      Operating income/(loss)                       (62)                 (34)
       (1,191)      Income/(loss) from continuing operations     (293)                (159)
         (264)      Discontinued operations (1)                   207                   (2)
--------------------------------------------------------------------------------------------------
       (1,455)      Net income/(loss)                             (86)                (161)
--------------------------------------------------------------------------------------------------

(1) Includes a net gain on disposal of (euro)185 million for the six months ended June 30, 2004 and a net loss on disposal of (euro)(25) million and
      (euro)(48) million for the six months ended June 30, 2003 and the year ended December 31, 2003, respectively, and (income taxes)/benefit of
      (euro)(1) million, (euro)2 million and (euro)3 million for the six months ended June 30, 2004 and 2003 and the year ended December 31, 2003, respectively, and a goodwill impairment of (euro)230 million for the year ended December 31, 2004.


-------------------------------------------------------------------------------------------------------
 December 31, 2003  (In (euro))                                       June 30, 2004   June 30, 2003
                                                                                        (Restated)
-------------------------------------------------------------------------------------------------------
                    Basic and diluted earnings/(loss) per share:
      (6.64)        Continuing operations                                 (0.93)          (0.89)
      (1.47)        Discontinued operations                                0.66           (0.01)
-------------------------------------------------------------------------------------------------------
      (8.11)        Earnings/(loss) per share                             (0.27)          (0.90)
-------------------------------------------------------------------------------------------------------

Exhibit 12.1: Statement regarding computation of Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges

                                                                                          Six Months Ended
                                                                                           June 30, 2004
                                                                                 -----------------------------------
                                                                                     (French GAAP) (U.S. GAAP)
                                                                                 -----------------------------------
                                                                                 (in millions of euro except ratios)

Fixed Charges:
Interest expense, including amortization of premiums, discounts, capitalized
   expenses related to indebtedness, plus capitalized interest                            130             130
Reasonable approximation of the interest factor within rental expense (1)                   5               5
                                                                                            -               -
                                                                                          135             135
                                                                                          ===             ===
Earnings:
Pre-tax income/(loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income/(loss) from equity investees
   (2)                                                                                    (13)           (242)
Fixed charges                                                                             135             135
Amortization of capitalized interest                                                        4               4
Distributed income of equity investees                                                      1               1
Capitalized interest                                                                       (1)             (1)
                                                                                           ---             ---
                                                                                         (126)           (103)
                                                                                         =====           =====


Ratio of Earnings to Fixed Charges                                                      Note (3)        Note (3)
                                                                                        --------        --------



__________

     (1) We assumed one-third of rental expense relating to operating leases as the interest portion thereof, as we believe that it represents a reasonable approximation of the interest factor.

     (2) The differences in pre-tax income/(loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income/(loss) from equity investees between French GAAP and U.S. GAAP for the six months ended June 30, 2004 relate to the amortization of goodwill and indefinite-lived assets for French GAAP but not for U.S. GAAP; to the accounting for disposals of businesses that qualified as a component of an entity, as discontinued operations for U.S. GAAP but not for French GAAP, including the impact of the net book value of goodwill of business sold; to the differences between French GAAP and U.S. GAAP in the accounting for the sale/leaseback of operating leases and to the accounting for environmental indemnifications paid by Aventis.

     (3) The ratio coverage was less than 1:1 due to our loss for the six months ended June 30, 2004. To achieve a coverage ratio of 1:1, we must generate additional earnings of (euro)9 million for French GAAP and (euro)238 million for U.S. GAAP.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  September 22, 2004                  RHODIA

                                           By:/s/ Bruno Mouclier
                                              ----------------------------
                                              Name:   Bruno Mouclier
                                              Title:  Chief Financial Officer